SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 17, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 17, 2019 regarding “Third quarter report 2019”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 17, 2019

Third quarter report 2019

Stockholm, October 17, 2019

Third quarter highlights

• Sales were SEK 57.1 (53.8) b. Sales adjusted for comparable units and currency increased by 3% driven by strong growth in North America and North East Asia. Reported sales grew by 6%.

•  Operating income was impacted by cost provisions of USD -1.2 b. (SEK -11.5 b.) related to a resolution of the investigations by SEC and DOJ in the US and a refund of social security costs of SEK 0.9 b., referred to as “items affecting comparability” in the report.

• Operating income was SEK 6.5 b. (11.4% operating margin) when excluding restructuring charges and items affecting comparability. Reported operating income was SEK -4.2 (3.2) b.

• Gross margin excluding restructuring charges was 37.8% (36.9%) with improvements in Managed Services, Digital Services and Networks. Reported gross margin was 37.7% (36.5%).

• Net income was SEK -6.9 (2.7) b., negatively impacted by items affecting comparability.

• Free cash flow excluding M&A was SEK 5.5 (0.7) b. Net cash increased to SEK 37.4 (32.0) b.

Investor Update key messages (more details on page 13)

Focused business strategy remains and the Company is tracking towards the new financial targets:

• Sales ambition of SEK 230-240 b. for 2020 (previously SEK 210-220 b.), based on a SEK/USD rate of 9.50.

•  Operating margin target for 2020, excluding restructuring charges, remains unchanged at >10% of sales. This incorporates continued dilutive impact from strategic contracts, an initially higher cost level for newly introduced 5G products and a target adjustment for segment Emerging Business and Other to SEK -1.5 to -2.0 b. (previously break-even).

•  Operating margin target of 12-14% for 2022 (previously >12%), excluding restructuring charges, based on an ambition to grow faster than the market in combination with leverage from investments in market position and R&D.

SEK b.	Q3 2019	Q3 2018	YoY change	Q2 2019	QoQ change	Jan-Sep 2019	Jan-Sep 2018
Net sales	57.1	53.8	6%	54.8	4%	160.8	147.0
Sales growth adj. for comparable units and currency	—	—	3%	—	—	—	—
Gross margin	37.7%	36.5%	—	36.6%	—	37.5%	35.2%
Gross margin excluding restructuring charges	37.8%	36.9%	—	36.7%	—	37.6%	36.5%
Operating income (loss)	-4.2	3.2	—	3.7	—	4.4	3.1
Operating margin	-7.3%	6.0%	—	6.8%	—	2.8%	2.1%
Operating income excl.restr.charges & items affecting comparability ¹)	6.5	3.8	71%	3.9	68%	14.0	6.7
Operating margin excl.restr.charges & items affecting comparability ¹)	11.4%	7.0%	—	7.0%	—	8.7%	4.6%
Net income (loss)	-6.9	2.7	—	1.8	—	-2.6	0.2
EPS diluted, SEK	-1.89	0.83	—	0.51	—	-0.67	0.01
Free cash flow excluding M&A	5.5	0.7	—	2.2	147%	11.8	1.3
Net cash, end of period	37.4	32.0	17%	33.8	11%	37.4	32.0

1)

Operating income excluding restructuring charges in all periods. Excluding cost provisions related to resolution of the SEC and DOJ investigations of SEK -11.5 b. and refund of social security costs of SEK 0.9 b. in Q3 2019. Excluding a capital gain related to the divestment of MediaKind of SEK 0.7 b. and a reversal of a provision for impairment of trade receivables of SEK 0.7 b. in Q1 2019.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1	Ericsson | Third quarter report 2019

CEO comments

We continue to see strong momentum in our business, based on the strategy to increase our investments for technology leadership, including 5G. We saw organic sales growth1 of 3% in the quarter, driven by the early adopters of 5G, in North America and North East Asia. Our operating income was SEK 6.5 b., corresponding to a margin of 11.4% excluding restructuring costs, the SEC and DOJ provision of USD -1.2 b. (SEK -11.5 b.) and the refund of social security costs of SEK 0.9 b. Free cash flow before M&A was SEK 5.5 (0.7) b. adding to our strong financial position.

Our focused strategy, introduced in 2017, is aimed at building a stronger Ericsson longer term. With clear focus on our operator customers the strategy stands on a foundation of increased investments in R&D for technology and cost leadership, and growing market footprint. Increased R&D efforts, which will continue, have resulted in a competitive portfolio driving improved gross margin. In addition, we have been able to record several important wins improving market footprint for future business. We are disciplined in the deals we take and target opportunities where we have a clear competitive advantage through technology leadership, supported by our improved cost structure in hardware and software. While we believe the strategic contracts are attractive long term, the initial margins may be challenging. This is due to high associated costs as operators change vendors.

An important indicator for our execution of the strategy is the improvement in gross margin. The gross margin2 in the quarter ended at 37.8% compared with 36.9% last year and 36.7% last quarter. Within the 0.8 percentage point3 sequential decline in Networks gross margin, we have absorbed the margin impact and inventory provisions related to strategic contracts.

The largest market for 5G infrastructure will be China where deployments are expected to start near term. We have invested to increase our market share, however it is still too early to assess possible volumes and price levels. Based on historic experience we expect to have challenging margins initially but positive margins over the lifespan of a contract.

With an organic sales growth1 of 4%, segment Networks delivered another solid quarter, with strong development in North America. Operating margin improved YoY, with continued good traction for the Ericsson Radio System.

The turnaround of Digital Services is on track for low single digit margins in 2020. Driven by strong improvement in the underlying business, the losses were substantially reduced QoQ, in spite of a negative impact from the remainder of the 45 critical contracts of SEK 0.5 b. (slightly more than in the second quarter). The negative impact of these contracts will continue to vary between quarters as they are addressed. We continue to focus on developing a full 5G and cloud-native portfolio. It is encouraging to see that the sales growth in our new product portfolio improved from 13% to 19% rolling 12 months.

5G is taking off faster than earlier anticipated and we see initial 5G buildout as a capacity enhancer in metropolitan areas. However, over time, new exciting innovations for 5G will come with industrial and IoT use cases, leveraging the speed, latency and security characteristics of 5G. This provides opportunities for our customers to capture new revenues as they provide additional benefits to consumers and businesses.

Our IoT business is growing almost twice as fast as the estimated market growth of 20-25% per year. We have more than 4,500 enterprises on our IoT platform and the number of connected devices on the platform has more than doubled year to date. To fully leverage our position and capture new recurring revenue streams we are increasing our investments in IoT within Emerging Business. With this investment, we do not expect to reach breakeven for the segment next year, and instead incur losses of SEK -1.5 to -2.0 b.

Investor Update

In conjunction with today’s report we are hosting an Investor Update where we will discuss company strategy, including financial targets. Continued technology and market investments will remain key for long-term competitiveness and for reaching our targets for 2020 and 2022. A solid financial position and continued strong cash flow are important for our ability to deliver on our focused strategy. As a consequence of currency movements and a stronger 5G market, our sales ambition for 2020 is to reach SEK 230-240 b. compared with the previous estimate of SEK 210-220 b. Our 2020 target of reaching an operating margin of more than 10% remains. This includes the changed target for Emerging Business and Other, short-term dilutive impact from strategic contracts and the initially higher cost level for newly introduced 5G products. For 2022 the operating margin target is 12-14%2 (previously >12%) based on an ambition to grow faster than the market in combination with leverage from investments in market position and R&D.

Börje Ekholm

President and CEO

[1]	Organic sales growth: Sales growth adjusted for comparable units and currency.
[2]	Excluding restructuring charges.
[3]	Excluding restructuring. Networks gross margin adjusted for a license settlement cost in Q2 2019.

2	Ericsson | Third quarter report 2019	CEO comments

Planning assumptions going forward

Market related

•	The Radio Access Network (RAN) equipment market is estimated to increase by 5% for full-year 2019 with 2% CAGR for 2018-2023. (Source: Dell’Oro)

Ericsson related

Net sales

•	Two-year average sales seasonality between Q3 and Q4 is 18%. However, uncertainty regarding the announced operator merger in North America is likely to impact operators’ spending negatively short term.

•	The revenues for current IPR licensing contract portfolio are approximately SEK 9 b. on an annual basis.

Gross margin

•	Strategic contracts in Networks, with initially low margins, taken to strengthen the market position, are expected to have a somewhat increased negative impact on gross margin short term without jeopardizing the 2020 target.
•	Large 5G deployments in China are expected to commence in 2020. Ericsson has invested in R&D and supply chain capacity, aiming to increase market share. Based on historic experience margins are initially challenging but turn positive over the lifespan of a contract.

•	The acquired Kathrein antenna and filter business will initially have a negative impact on Networks margins without jeopardizing the 2020 targets.

•	The improvements in Digital Services continue, but earnings will vary between quarters depending on business mix, sales seasonality and impact of the remainder of the 45 critical contracts.

Operating expenses

•	Operating expenses typically increase between Q3 and Q4 due to seasonality.

Restructuring charges

•	Restructuring charges for full-year 2019 are estimated to be ~1% of sales.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on operating margin.

3	Ericsson | Third quarter report 2019	Financial highlights

Financial highlights

SEK b.	Q3 2019	Q3 2018	YoY change	Q2 2019	QoQ change	Jan-Sep 2019	Jan-Sep 2018
Net sales	57.1	53.8	6%	54.8	4%	160.8	147.0
Sales growth adj. for comparable units and currency	—	—	3%	—	—	—	—
Gross income	21.5	19.6	10%	20.1	7%	60.4	51.8
Gross margin	37.7%	36.5%	—	36.6%	—	37.5%	35.2%
Research and development (R&D) expenses	-9.5	-9.4	—	-9.5	—	-28.2	-28.2
Selling and administrative expenses	-4.9	-6.6	—	-7.0	—	-17.9	-19.8
Impairment losses on trade receivables	0.2	-0.4	—	0.2	32%	0.9	-0.8
Other operating income and expenses	-11.3	0.0	—	0.1	—	-10.5	0.1
Operating income (loss)	-4.2	3.2	—	3.7	—	4.4	3.1
Operating margin	-7.3%	6.0%	—	6.8%	—	2.8%	2.1%
Financial income and expenses, net	-0.7	-0.6	—	-0.4	—	-1.7	-2.0
Taxes	-2.0	0.1	—	-1.5	—	-5.4	-0.9
Net income (loss)	-6.9	2.7	—	1.8	—	-2.6	0.2
Restructuring charges	-0.1	-0.6	—	-0.1	—	-0.5	-3.6
Gross income excluding restructuring charges	21.6	19.8	9%	20.1	7%	60.5	53.7
Gross margin excluding restructuring charges	37.8%	36.9%	—	36.7%	—	37.6%	36.5%
R&D expenses excluding restructuring charges	-9.4	-9.2	—	-9.5	—	-27.9	-27.2
SG&A expenses excluding restructuring charges	-4.9	-6.5	—	-6.9	—	-17.8	-19.2
Operating income (loss) excl. restructuring charges	-4.0	3.8	—	3.9	—	4.9	6.7
Operating margin excluding restructuring charges	-7.1%	7.0%	—	7.0%	—	3.1%	4.6%
Operating income excl.restr.charges & items affecting comparability ¹)	6.5	3.8	71%	3.9	68%	14.0	6.7
Operating margin excl.restr.charges & items affecting comparability ¹)	11.4%	7.0%	—	7.0%	—	8.7%	4.6%

[1]

Operating income excluding restructuring charges in all periods. Excluding cost provisions related to resolution of the SEC and DOJ investigations of SEK -11.5 b. and refund of social security costs of SEK 0.9 b. in Q3 2019. Excluding a capital gain related to the divestment of MediaKind of SEK 0.7 b. and a reversal of a provision for impairment of trade receivables of SEK 0.7 b. in Q1 2019.

Items affecting comparability

As previously disclosed, a provision was taken to cover a future settlement with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ), in connection with their previously reported investigations. The provision of USD -1.2 b. (SEK -11.5 b.) is reported as Other operating income and expenses in segment Emerging Business and Other. The difference compared with the earlier communicated estimate of SEK -12.0 b. is due to changed currency exchange rate. For more information see page 13.

A refund of earlier paid social security costs in Sweden of SEK 0.9 b. had a positive impact on operating income in the quarter. The refund is reported as Selling and administrative expenses in segment Emerging Business and Other.

The above two items are referred to as “items affecting comparability” in the report.

Net sales

Sales adjusted for comparable units and currency increased by 3% YoY driven by North America and North East Asia. Networks sales adjusted for comparable units and currency increased by 4% YoY, with strong sales growth in North America. Digital Services sales adjusted for comparable units and currency increased by 5% YoY, driven by North America and North East Asia The new portfolio showed growth. Managed Services sales adjusted for comparable units and currency declined by -5%

YoY, negatively impacted by earlier communicated contract exits. Sales adjusted for comparable units and currency in Emerging Business and Other decreased by -7% YoY.

Reported sales for the Group increased by 6% YoY.

Sequentially, sales increased by 4%.

4	Ericsson | Third quarter report 2019	Financial highlights

IPR licensing revenues

IPR licensing revenues increased to SEK 2.4 (2.1) b. YoY and from SEK 2.2 b. QoQ. The YoY increase was mainly due to new contracts signed and currency effects from a stronger USD versus SEK. The QoQ increase was mainly due to better performance in existing contracts.

Gross margin

Gross margin increased to 37.7% (36.5%). Gross margin excluding restructuring charges increased to 37.8% (36.9%) driven by improvements in Managed Services and Digital Services. Networks gross margin excluding restructuring charges remained stable, despite a negative margin impact and inventory provisions, both related to strategic contracts. Higher IPR licensing revenues had a positive impact on gross margin YoY.

Sequentially, gross margin increased to 37.7% from 36.6%. Gross margin excluding restructuring charges increased to 37.8% from 36.7%, driven mainly by improved gross margins in Managed Services and Digital Services. Networks gross margin excluding restructuring charges increased slightly QoQ. A negative margin impact and inventory provisions, both related to strategic contracts, were partly offset by operational leverage. Networks gross margin in Q2 2019 was negatively impacted by a license settlement cost.

Operating expenses

R&D expenses increased to SEK -9.5 (-9.4) b., mainly due to currency effects. R&D expenses increased in both Networks and Managed Services while they decreased in Digital Services as well as in Emerging Business and Other. The net impact of capitalized and amortized R&D expenses was SEK 0.1 (-0.5) b.

Selling and administrative (SG&A) expenses decreased to SEK -4.9 (-6.6) b. YoY, despite a negative impact from currency effects. A refund of earlier paid social security costs in Sweden had a positive impact of SEK 0.9 b. in the quarter. Revaluation of customer financing was SEK -0.1 (-0.9) b. Cost reductions and efficiency improvements continued, partly offset by negative currency effects.

Impairment losses on trade receivables were positive at SEK 0.2 (-0.4) b.

Sequentially, total operating expenses decreased to SEK -14.2 b. from SEK -16.3 b. SG&A expenses declined QoQ to SEK -4.9 b. from SEK -7.0 b. due to seasonality and the refund of social security costs in Sweden of SEK 0.9 b.

Other operating income and expenses

Other operating income and expenses decreased to SEK -11.3 (0.0) b. YoY and from SEK 0.1 b. QoQ, due to the cost provision related to a resolution of the SEC and DOJ investigations. Share in earnings of JV and associated companies was negative at SEK -0.2 b. (0.0 b), related to the 49% ownership in MediaKind.

Restructuring charges

Restructuring charges decreased to SEK -0.1 (-0.6) b. YoY. Restructuring charges for full-year 2019 are estimated to be ~1% of sales compared with previous estimate of SEK 2-4 b.

Operating income (loss) and margin

Reported operating income (loss) declined YoY to SEK -4.2 (3.2) b. due to items affecting comparability. The decline was partly offset by higher sales, higher gross margin and lower operating expenses.

Operating income excluding restructuring charges and items affecting comparability was SEK 6.5 b. (11.4% in operating margin).

Sequentially, operating income (loss) declined to SEK -4.2 b. from SEK 3.7 b. due to items affecting comparability. The decline was partly offset by lower operating expenses, higher sales and an improved gross margin.

5	Ericsson | Third quarter report 2019	Financial highlights

Financial income and expenses, net

The financial net decreased to SEK -0.7 (-0.6) b. YoY and from SEK -0.4 b. QoQ, mainly due to negative currency hedge effects which derive from the hedge loan balance in USD. The currency hedge effect was SEK -0.3 b. compared with SEK 0.0 b. in Q3 2018 and in Q2 2019. The SEK weakened against the USD between June 30, 2019 (SEK/USD rate 9.27) and Sep 30, 2019 (SEK/USD rate 9.81). Interest expenses on financial leases were SEK -0.1 (0.0) b. in the quarter, as an effect of IFRS 16 implementation.

Taxes

Taxes were SEK -2.0 (0.1) b. The cost provision related to a resolution of the SEC and DOJ investigations is handled as non-tax deductible. Excluding this cost, the year to date accumulated tax rate was approximately 38%. The Company has implemented IFRIC 23, which requires quarterly assessments of uncertain tax positions.

Net income (loss) and EPS

Net income decreased to SEK -6.9 (2.7) b. and EPS diluted decreased to SEK -1.89 (0.83) YoY due to items affecting comparability.

Employees

The number of employees on September 30, 2019, was 95,887, a net increase of 1,131 employees in the quarter. The increase is mainly in Service Delivery driven by business growth.

6	Ericsson | Third quarter report 2019	Financial highlights

Market area sales

	Q3 2019				Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY	QoQ
South East Asia, Oceania and India	5.5	0.9	1.0	0.0	7.4	-7%	7%
North East Asia	4.8	1.3	0.2	0.0	6.4	10%	-2%
North America	15.1	2.7	1.2	0.0	19.0	27%	7%
Europe and Latin America	8.2	3.0	3.0	0.1	14.3	-3%	2%
Middle East and Africa	3.5	1.6	0.9	0.0	6.0	4%	7%
Other¹)	2.1	0.4	0.0	1.4	4.0	-13%	2%

Total	39.3	9.9	6.4	1.6	57.1	6%	4%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other.

South East Asia, Oceania and India

Sales declined YoY. Managed Services sales increased, driven by add-on sales in India. Networks sales decreased slightly, due to timing of project deliveries and rollout. Digital Services sales decreased, mainly due to lower legacy product sales in India and timing of sales in Australia.

North East Asia

Sales increased YoY. Network sales increased due to continued 5G deployment in South Korea, while 4G deployment in China is slowing down. Digital Services sales grew, driven by strong sales mainly in Japan.

North America

Sales increased across all segments, driven by continued 4G and 5G investments by all major customers. Managed Services sales grew YoY, driven by strong add-on sales in large customer contracts.

Europe and Latin America

Sales declined YoY. Growth in Europe in Networks and Digital Services, driven by earlier announced contract wins, was offset by decline in Latin America due to large deployments in 2018. Managed Services sales declined due to earlier communicated customer contract exits.

Middle East and Africa

Sales increased YoY. Networks sales increased, driven by ongoing 4G and 5G deployment in key markets. Digital Services sales were stable. Managed Services sales declined due to earlier communicated customer contract exits.

Other

Sales declined YoY due to the divestment of 51% of MediaKind. IPR licensing revenues amounted to SEK 2.4 (2.1) b., supported by new contracts signed and currency effects from a stronger USD versus SEK.

7	Ericsson | Third quarter report 2019	Market area sales

Segment results

Networks

SEK b.	Q3 2019	Q3 2018	YoY change	Q2 2019	QoQ change	Jan-Sep 2019	Jan-Sep 2018
Net sales	39.3	35.9	9%	37.8	4%	110.6	96.9
Of which products	27.5	25.3	9%	26.7	3%	78.0	67.1
Of which IPR licensing revenues	2.0	1.8	12%	1.8	7%	5.9	4.8
Of which services	11.8	10.6	11%	11.1	6%	32.6	29.8
Sales growth adjusted for comparable units and currency	—	—	4%	—	—	—	—
Gross income	16.3	14.8	10%	15.7	4%	46.5	38.5
Gross margin	41.6%	41.3%	—	41.4%	—	42.0%	39.7%
Operating income	7.2	5.7	28%	5.7	27%	18.4	12.6
Operating margin	18.4%	15.7%	—	15.0%	—	16.6%	13.0%
Restructuring charges	0.0	-0.1	—	0.0	—	0.0	-1.4
Gross income excl.restructuring charges	16.3	14.9	10%	15.7	4%	46.4	39.5
Gross margin excl.restructuring charges	41.6%	41.5%	—	41.4%	—	42.0%	40.7%
Operating income excl.restructuring charges	7.2	5.8	25%	5.7	27%	18.4	13.9
Operating margin excl.restructuring charges	18.4%	16.1%	—	15.0%	—	16.6%	14.4%

Net sales

Reported sales increased by 9% YoY, while sales adjusted for comparable units and currency increased by 4% YoY. The increase was mainly driven by continued good traction for the Ericsson Radio System. Sales growth in North America was strong, driven by 4G and 5G investments.

Gross margin

Gross margin increased to 41.6% (41.3%) YoY. Gross margin excluding restructuring charges remained stable, despite a dilutive margin impact and inventory provisions, both related to strategic contracts.

Gross margin excluding restructuring was 41.6% compared with 41.4% in Q2 2019. Gross margin declined QoQ when adjusting Q2 for a license settlement cost. The margin impact and inventory provisions related to strategic contracts were partly offset by operational leverage, resulting in a net impact of -0.8 percentage points QoQ. The strategic contracts are taken to strengthen the market position and their dilutive impact on gross margin may vary between quarters.

Operating income and margin

Operating income increased to SEK 7.2 (5.7) b. YoY and operating margin improved to 18.4% (15.7%). Q3 2018 was negatively impacted by SEK -1.2 b. of revaluation of customer financing and impairment losses on trade receivables.

The improvement in the quarter was supported by higher sales and higher gross margin. In addition, the total impact of amortization and capitalization of development expenses and of recognition and deferral of hardware costs contributed with SEK 0.3 (-0.1) b. to operating income.

Strategy execution

The target for Networks is to generate an operating margin of 15-17% (excluding restructuring charges) by 2020. Important ongoing strategic activities are to:

•	Invest in R&D to safeguard a leading product portfolio and cost leadership

•	Increase investments in automation and serviceability driving down costs

•	Selectively gain market shares based on technology and cost competitiveness.

At the close of the quarter Ericsson had announced commercial 5G deals with 27 named operators and, across radio and core, supplied equipment to 19 live 5G networks.

The previously announced plan to acquire Kathrein’s antenna and filter business in order to expand the Ericsson Radio System portfolio with new products, competence and capabilities was completed on October 2, 2019.

8	Ericsson | Third quarter report 2019	Segment results

Digital Services

SEK b.	Q3 2019	Q3 2018	YoY change	Q2 2019	QoQ change	Jan-Sep 2019	Jan-Sep 2018
Net sales	9.9	9.0	10%	9.0	10%	26.7	25.1
Of which products	5.6	4.6	22%	4.6	21%	14.1	13.0
Of which IPR licensing revenues	0.4	0.4	12%	0.4	7%	1.3	1.0
Of which services	4.3	4.4	-3%	4.4	-2%	12.5	12.1
Sales growth adjusted for comparable units and currency	—	—	5%	—	—	—	—
Gross income	3.7	3.2	17%	3.3	13%	9.9	9.6
Gross margin	37.9%	35.7%	—	36.8%	—	37.2%	38.1%
Operating income (loss)	-0.7	-1.8	—	-1.4	—	-3.9	-6.8
Operating margin	-6.7%	-19.9%	—	-15.6%	—	-14.5%	-27.0%
Restructuring charges	-0.1	-0.4	—	-0.1	—	-0.4	-1.8
Gross income excl.restructuring charges	3.8	3.3	14%	3.3	13%	10.1	10.2
Gross margin excl.restructuring charges	38.3%	36.9%	—	37.1%	—	37.7%	40.7%
Operating income (loss) excl.restructuring charges	-0.5	-1.4	—	-1.3	—	-3.5	-4.9
Operating margin excl.restructuring charges	-5.4%	-15.9%	—	-14.6%	—	-12.9%	-19.7%

Net sales

Reported sales increased by 10% YoY. Sales adjusted for comparable units and currency increased by 5% YoY, driven by Cloud Core and Cloud Communication sales in North America and North East Asia.

Gross margin

Gross margin increased to 37.9% (35.7%) YoY. Gross margin excluding restructuring charges increased to 38.3% (36.9%) supported by cost reductions and improved business mix, partly through a higher share of software sales.

Gross margin excluding restructuring charges increased to 38.3% from 37.1% QoQ, driven by improved business mix, partly through a higher share of software sales.

Operating income (loss)

Operating income was SEK -0.7 (-1.8) b. Operating income excluding restructuring charges was SEK -0.5 (-1.4) b., with a positive impact from higher sales and increased gross margin. The net impact of capitalized and amortized development expenses was SEK -0.2 (-0.4) b. in the quarter.

Operating income excluding restructuring charges improved QoQ to SEK -0.5 b. from SEK -1.3 b. driven by higher sales, improved gross margin and seasonally lower operating expenses.

Strategy execution

Top priority is to continue to grow the new portfolio while turning Digital Services into a profitable business, targeting low single-digit operating margin by 2020 (excluding restructuring charges).

There is good business momentum in the new portfolio of 5G and cloud-native products. Rolling 12 months sales of the new portfolio increased by 19%, driven by customer investments in 4G and 5G.

At the close of the quarter, across radio and core, Ericsson had supplied equipment to 19 live 5G networks.

A key activity for turnaround of the Digital Services business is to complete, renegotiate or exit 45 identified critical and non-strategic customer contracts. Two additional contracts were addressed in the quarter, and a total of 29 contracts have been addressed to date. This is in line with the plan to have addressed 35 of the 45 contracts (75%) by the end of 2019.

In order to capture software value and protect the services margin, there is an increased focus on reducing systems integration costs by increasing serviceability and automation.

New ways of working and investments in automation to further improve R&D efficiency as well as investments in the new portfolio of 5G and cloud-native products will continue to strengthen the market position and prepare Digital Services for profitable growth.

The execution of the new BSS strategy is progressing according to plan and the Company won several important new BSS deals in the quarter.

9	Ericsson | Third quarter report 2019	Segment results

Managed Services

SEK b.	Q3 2019	Q3 2018	YoY change	Q2 2019	QoQ change	Jan-Sep 2019	Jan-Sep 2018
Net sales	6.4	6.5	-2%	6.3	1%	18.5	18.9
Sales growth adjusted for comparable units and currency	—	—	-5%	—	—	—	—
Gross income	1.1	0.8	41%	0.8	46%	3.0	2.1
Gross margin	17.9%	12.5%	—	12.3%	—	15.9%	11.1%
Operating income	0.6	0.4	37%	0.2	177%	2.0	0.8
Operating margin	8.8%	6.3%	—	3.2%	—	10.9%	4.3%
Restructuring charges	0.0	0.0	—	0.0	—	0.0	-0.2
Gross income excl.restructuring charges	1.1	0.8	37%	0.8	47%	3.0	2.3
Gross margin excl.restructuring charges	17.9%	12.9%	—	12.3%	—	15.9%	12.1%
Operating income excl.restructuring charges	0.6	0.4	28%	0.2	179%	2.0	1.0
Operating margin excl.restructuring charges	8.9%	6.8%	—	3.2%	—	10.9%	5.4%
Operating income excl.restr.charges & items affecting comparability ¹)	0.6	0.4	28%	0.2	179%	1.3	1.0
Operating margin excl.restr.charges & items affecting comparability ¹)	8.9%	6.8%	—	3.2%	—	6.9%	5.4%

[1]	Operating income excluding restructuring charges in all periods and excluding a reversal of a provision for impairment of trade receivables of SEK 0.7 b. in Q1 2019.

Net sales

Sales adjusted for comparable units and currency decreased by -5% YoY, due to earlier communicated customer contract exits. Sales in Network Design & Optimization (project business) showed growth. Add-on sales in certain large Managed Services Networks contracts increased in the quarter.

Reported sales decreased by -2% YoY. Sales increased, adjusted for customer contract exits.

Gross margin

Gross margin increased to 17.9% (12.5%) YoY, mainly as a result of efficiency gains and increased add-on sales.

Gross margin increased to 17.9% from 12.3% QoQ, mainly as a result of non-recurring costs in Q2 2019 and higher add-on sales.

Gross margin for the first nine months of 2019 was 15.9% (11.1%).

Operating income and margin

Operating income increased both YoY and QoQ, driven by higher gross margin.

Operating margin for the first nine months of 2019 was 6.9%, excluding restructuring charges and the positive effect from reversal of a provision for impairment of trade receivables, of SEK 0.7 b., in Q1 2019. This in line with the 2020 target.

Strategy execution

The target for Managed Services is 5-8% operating margin (excluding restructuring charges) in 2020.

Artificial Intelligence (AI) and automation are essential to managing the increasing complexity of current and future networks. In Q1 Ericsson launched a new AI-based managed services offering for operators – Ericsson Operations Engine. With this offering, network and IT operations will move from reactive to proactive, data-driven operations, making sense of billions of data points and acting before network issues impact customer experience. This will enable operators to address the increasing network complexity, increasing volumes of devices, multiple technologies such as 4G, 5G and IoT and more diverse service requirements.

Further investments will be made in automation, analytics and AI-driven offerings, to support 5G, IoT and cloud as well as to increase service delivery efficiency.

10	Ericsson | Third quarter report 2019	Segment results

Emerging Business and Other (includes Emerging Business, iconectiv, Red Bee Media and Media Solutions)

SEK b.	Q3 2019	Q3 2018	YoY change	Q2 2019	QoQ change	Jan-Sep 2019	Jan-Sep 2018
Net sales	1.6	2.4	-33%	1.7	-3%	5.1	6.1
Of which Emerging Business and iconectiv	1.1	1.0	8%	1.0	1%	3.1	2.3
Of which Red Bee Media	0.6	0.7	-16%	0.6	-6%	1.8	1.8
Of which Media Solutions	0.0	0.7	—	0.0	—	0.1	2.0
Sales growth adjusted for comparable units and currency	—	—	-7%	—	—	—	—
Gross income	0.3	0.8	-58%	0.3	5%	1.0	1.6
Gross margin	20.2%	32.3%	—	18.5%	—	20.8%	26.6%
Operating income (loss)	-11.3	-1.0	—	-0.7	—	-12.1	-3.5
Operating margin	-695.8%	-42.9%	—	-44.1%	—	-239.0%	-57.4%
Restructuring charges	0.0	0.0	—	0.0	—	0.0	-0.2
Gross income excl.restructuring charges	0.3	0.8	-57%	0.3	4%	1.1	1.7
Gross margin excl.restructuring charges	20.5%	32.3%	—	19.2%	—	21.1%	28.5%
Operating income excl.restructuring charges	-11.3	-1.0	—	-0.7	—	-12.0	-3.3
Of which Emerging Business, iconectiv and common costs	-0.5	-0.6	—	-0.5	—	-1.5	-1.9
Of which Red Bee Media	0.0	0.0	—	0.0	—	0.0	-0.2
Of which Media Solutions	-0.3	-0.4	—	-0.2	—	0.0	-1.2
Of which adjustments in Q3 2019 ¹)	-10.5	—	—	—	—	-10.5	—
Operating margin excl.restructuring charges	-695.1%	-41.5%	—	-42.8%	—	-238.2%	-53.8%
Operating income excl.restr.charges & items affecting comparability ²)	-0.8	-1.0	—	-0.7	—	-2.2	-3.3
Operating margin excl.restr.charges & items affecting comparability ²)	-46.6%	-41.5%	—	-42.8%	—	-44.0%	-53.8%

[1]	Cost provisions related to a resolution of the SEC and DOJ investigations of SEK -11.5 b. and refund of social security costs of SEK 0.9 b. in Q3 2019.
[2]

Operating income excluding restructuring charges in all periods. Excluding cost provisions related to a resolution of the SEC and DOJ investigations of SEK -11.5 b. and refund of social security costs of SEK 0.9 b. in Q3 2019. Excluding a capital gain related to the divestment of MediaKind of SEK 0.7 b. in Q1 2019.

Net sales

Reported sales decreased by -33% YoY, mainly due to the 51% divestment of MediaKind. Sales adjusted for comparable units and currency decreased by -7% YoY, due to lower sales in Red Bee Media. The decline was partly offset by growth in Emerging Business.

Gross margin

Gross margin declined to 20.2% (32.3%) YoY. Gross margin excluding restructuring charges declined to 20.5% (32.3%). The decline was mainly due to the divestment of 51% of MediaKind.

Gross margin increased QoQ to 20.2% from 18.5%. Gross margin excluding restructuring charges increased to 20.5% from 19.2%.

Q2 2019 was negatively impacted by a provision for a customer claim.

Operating income (loss)

Operating income excluding restructuring charges and items affecting comparability was SEK -0.8 b.

Media Solutions operating income excluding restructuring charges was SEK -0.3 (-0.4) b. The operating income includes Ericsson’s 49% share in earnings of the MediaKind business.

Red Bee Media operating income excluding restructuring charges was stable at break-even.

Operating income in Emerging Business, iconectiv and common costs excluding restructuring charges was SEK -0.5 (-0.6) b. driven by improved earnings in iconectiv.

11	Ericsson | Third quarter report 2019	Segment results

Strategy execution

Emerging Business and iconectiv A lean start-up approach with selective investments has been implemented in Emerging Business, to build a position and grow sales in new areas, leveraging on Ericsson’s core business. With the exception of iconectiv (software-based solutions for number portability), the portfolio is still in an early investment phase with focus on generating sales and scaling the business. Within IoT, Ericsson offers global connectivity management for billions of IoT devices and connections. The main go-to-market model is via mobile operators, leveraging access to licensed spectrum.

In the quarter, iconectiv acquired CSF Corporation’s toll-free number management portfolio and Aerialink’s cloud-based mobile messaging platform for enterprises and for companies managing toll-free number assignments and toll-free number porting in the U.S. The acquisition strengthens the iconectiv portfolio.

Red Bee Media

The target remains to achieve a sustainable profitable business by continuing to develop the business as an independent and focused media services entity within Ericsson.

Media Solutions

51% of the MediaKind business was divested on February 1, 2019. After the transaction, Ericsson carries 49% of the MediaKind results as “share in earnings of JV and associated companies”.

12	Ericsson | Third quarter report 2019	Segment results

Cash flow

SEK b.	Q3 2019	Q3 2018	Q2 2019	Jan-Sep 2019	Jan-Sep 2018
Net income reconciled to cash	-4.3	2.9	5.0	6.1	1.7
Changes in operating net assets	11.3	-0.9	-1.3	10.3	3.4
Cash flow from operating activities	7.0	2.0	3.6	16.4	5.1
Cash flow from investing activities	-3.1	-1.7	1.0	1.2	-1.9
Cash flow from financing activities	0.2	0.3	-4.6	-7.0	-3.5
Effect of exchange rate changes on cash	1.6	-1.6	0.0	2.2	0.6
Net change in cash and cash equivalents	5.7	-1.0	0.0	12.8	0.2
Free cash flow excluding M&A	5.5	0.7	2.2	11.8	1.3
Free cash flow	5.0	0.3	2.2	11.6	0.0

Operating activities

Cash flow from operating activities was SEK 7.0 (2.0) b. Cash flow was supported by strong income (excluding items affecting comparability) and by decreased trade receivables following strong cash collection. Inventories and Accounts payable decreased. Additions to provisions of SEK 12.8 b. were made in the quarter, of which SEK 11.5 b. were related to a resolution of the SEC and DOJ investigations. SEK 2.2 b. of provisions were utilized in the quarter, of which SEK 0.7 b. were related to restructuring.

The cost provision related to a resolution of the SEC and DOJ investigations had no impact on cash flow in the quarter. SEK 0.4 b. out of the SEK 0.9 b. in social security costs refund had a positive impact on cash flow.

Investing activities

Cash flow from investing activities was SEK -3.1 (-1.7) b. impacted by SEK -1.1 b. due to purchases of interest-bearing securities (i.e. government/ mortgage bonds). The acquisition of CSF, a US-based company related to the iconectiv business, was made in the quarter, impacting cash flow by SEK -0.5 b. Cash flow from investments in property, plant and equipment was SEK -1.2 (-1.1) b. Cash flow from capitalized development expenses was SEK -0.3 (-0.2) b. due to R&D activities in 5G.

Financing activities

Cash flow from financing activities was SEK 0.2 (0.3) b. Ericsson drew on the credit facility of EUR 250 million, from the European Investment Bank (EIB), which was granted in 2018 to support R&D activities for 5G. The facility is set to mature in 2024.

Free cash flow

Free cash flow excluding M&A was SEK 5.5 (0.7) b. and free cash flow (including M&A) was SEK 5.0 (0.3) b.

Effects of implementation of IFRS 16 “Leases”

Cash flow from operating activities and free cash flow were positively impacted by SEK 1.1 b. from the implementation of IFRS 16 “Leases”. This includes a one-time impact of a real estate lease termination. Financing activities were negatively impacted by amortization of the leasing liability of the same amount.

13	Ericsson | Third quarter report 2019	Cash flow

Financial position

	Sep 30	Sep 30	Jun 30
SEK b.	2019	2018	2019
+ Cash and cash equivalents	51.2	36.1	45.5
+ Interest-bearing securities, current	5.9	6.6	6.4
+ Interest-bearing securities, non-current	19.2	23.0	17.1

Gross cash	76.2	65.7	69.0
- Borrowings, current	1.6	2.5	2.2
- Borrowings, non-current	37.2	31.2	33.0

Net cash	37.4	32.0	33.8
Equity	77.5	96.0	84.5
Total assets	288.5	264.8	280.4
Capital turnover (times)	1.4	1.3	1.3
Return on capital employed (%)	3.8%	2.7%	11.0%
Equity ratio (%)	26.9%	36.2%	30.1%
Return on equity (%)	-3.6%	0.0%	9.4%

Gross cash increased by SEK 7.3 b. QoQ as a result of the positive free cash flow. In addition, Ericsson drew on the credit facility of EUR 250 million, from the European Investment Bank (EIB), which was granted in 2018 to support R&D activities for 5G. The facility is set to mature in 2024.

Net cash increased by SEK 3.7 b. QoQ as a result of the positive free cash flow. Net cash does not include lease liabilities.

Liabilities for post-employment benefits increased in the quarter, to SEK 37.3 b. from SEK 33.9 b., due to lower interest rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.2 b. lower as of September 30, 2019.

The average maturity of long-term borrowings as of September 30, 2019, was 2.8 years, a decrease from 3.6 years 12 months earlier.

In the quarter, Ericsson solicited Fitch for credit rating services. Fitch’s long-term rating for Ericsson is BBB- (“investment grade”) with stable outlook. In the quarter, both Moody’s and Standard & Poor’s changed their rating outlook on Ericsson from stable to positive.

14	Ericsson | Third quarter report 2019	Financial position

Parent Company

Income after financial items was SEK -9.4 (3.3) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities non-current) amounted to SEK 59.4 (55.2) b.

There was a decrease in intercompany lending of SEK 0.6 b. and in intercompany borrowing of SEK 1.7 b. in the quarter.

A provision was made in the quarter of USD 1.2 b. (SEK 11.5 b.), related to a resolution of the investigations by the United States Securities and Exchange Commission (SEC) and with the United States Department of Justice (DOJ), regarding the Company’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA).

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,782,621 shares from treasury stock were distributed or sold to employees during the third quarter. The holding of treasury stock on September 30, 2019, was 25,072,497 Class B shares.

15	Ericsson | Third quarter report 2019	Parent Company

Other information

Investor Update on October 17, 2019 at 3:00 – 5:00 pm CET

The Investor Update, an online-only digital event, on Ericsson’s overall strategic direction and business development will be held on October 17 at 3:00 to 5:00 pm CET.

Management presentations by CEO Börje Ekholm and CFO Carl Mellander will be followed by a Q&A session with the online audience. Key messages:

•	Focused business strategy remains and the Company is tracking towards the new financial targets.

•	Sales ambition for 2020 is SEK 230-240 b. (compared with previous 2020 sales ambition of SEK 210-220 b.). The increase is driven by Networks, partly supported by currency effects.

•	Operating margin target for 2020, excluding restructuring charges, remains unchanged at >10% of sales. This incorporates continued dilutive impact from strategic contracts, an initially higher cost level for newly introduced 5G products and a target adjustment for segment Emerging Business and Other to SEK -1.5 to -2.0 b. (previously break-even).

•	Operating margin target of 12-14% for 2022 (previously >12%), excluding restructuring charges, based on an ambition to grow faster than the market in combination with leverage from investments in market position and R&D. 2022 targets by segment remain unchanged.

2020 target breakdown by segment

(compared with targets communicated at CMD 2018):

	Net sales ambition, SEK b.	Operating margin excl. restructuring charges
Networks	160-164 (141-145)	15-17% (unchanged)

Digital Services	41-43 (unchanged)	Low single digit (unchanged)

Managed Services	23-25 (unchanged)	5-8% (unchanged)

Emerging Business and Other	6-8 (5-7)	SEK -1.5 b. to -2.0 b. (break-even)

Group total	230-240 (210-220)	>10% (unchanged)

Underlying assumptions:

•	USD to SEK 9.50

•	Managed Services addressable market: 2-4%

CAGR 2018-2022

•	Digital Services addressable market: 1-4%

CAGR 2018-2022

•	Network RAN equipment: 2% CAGR 2018-2023.

Changes to the Executive Team

On August 22, 2019, Ericsson announced that, effective September 1, 2019, Fadi Pharaon is appointed Senior Vice President and Head of Market Area Middle East & Africa at Ericsson, and member of Ericsson’s Executive Team, reporting to the CEO.

Fadi Pharaon previously held the position as Vice President, Networks & Managed Services within Ericsson’s Market Area Europe & Latin America.

16	Ericsson | Third quarter report 2019	Other information

SEC and DOJ inquiries

On September 26, 2019, 01:00 CEST, Ericsson announced a cost provision for the SEC and DOJ inquires. As previously disclosed, Ericsson has been co-operating voluntarily since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA) and the process is still ongoing. The investigations cover a period ending Q1 2017 and revealed breaches of the Company’s Code of Business Ethics and the FCPA in six countries: China, Djibouti, Indonesia, Kuwait, Saudi Arabia and Vietnam. The Company previously communicated that the resolution of the investigations will result in material financial and other measures.

The Company announced that it would take a provision, which would impact the third quarter 2019 results by SEK 12 b. The provision constitutes the Company’s current estimate of expenditure related to a resolution of the U.S. investigations, of which the combined monetary sanctions from SEC and DOJ is estimated at USD 1 b., and the remainder pertains to other costs related to a resolution of the investigations. The provision booked in the third quarter amounts to USD 1.2 b (SEK 11.5 b.). It is booked as Other operating expenses in the income statement of segment Emerging Business and Other. The difference compared with the earlier communicated estimate of SEK 12.0 b. is due to changed currency exchange rate.

In the course of the investigations, the Company identified breaches of its Code of Business Ethics and the FCPA. It is the Company’s assessment that the breaches are the result of several deficiencies, including a failure to react to red flags and inadequate internal controls which enabled a limited number of employees to actively circumvent internal controls for illegitimate purposes. Disciplinary measures, including terminations where appropriate, have been taken against identified individuals determined to have breached the Code of Business Ethics. Ericsson has acted to address shortcomings and is significantly enhancing its Ethics & Compliance program, to ensure that the Company is equipped to do business the right way. As the process is still ongoing, Ericsson is not able to make any further comments.

Based on a thorough internal and external assessment of its Ethics and Compliance program, the Company has implemented significant reforms to address identified gaps and further strengthen the program. This work is still ongoing, and Ericsson will remain relentless in striving to improve and safeguard a strong ethical and compliance culture throughout the Company.

POST-CLOSING EVENTS

Ericsson completes acquisition of Kathrein’s antenna and filter business

On October 2, 2019, Ericsson completed its acquisition of the antenna and filter division of Kathrein, a provider of antenna and filter technologies with headquarters in Rosenheim, Germany. The closing follows the announcement on February 25, 2019 that Ericsson intended to make the acquisition.

17	Ericsson | Third quarter report 2019	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2018. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

•	Ericsson has been co-operating voluntarily since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and since 2015 with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA) and the process is still ongoing. The investigations cover a period ending Q1 2017 and revealed breaches of the Company’s Code of Business Ethics and the FCPA in six countries: China, Djibouti, Indonesia, Kuwait, Saudi Arabia and Vietnam. While Ericsson cannot comment in detail on the ongoing process with the U.S. authorities, the Company has made a provision for cost related to a resolution of the investigations, which impacted the third quarter 2019 results by SEK 11.5 b. The process to find a resolution is still ongoing. In addition to the estimated costs, Ericsson could experience reputational harm and other negative consequences as a result of these matters. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson’s business.
•	As with other companies across the world, cyber-attacks are targeting Ericsson’s infrastructure, products, operations, and personnel, which requires the Company to invest in defensive countermeasures throughout the organization and in Ericsson’s supply chain. As attacks continue to increase in frequency and severity, there is no guarantee that existing protections will prevent material adverse effects on Ericsson’s business, operations, financial condition, reputation and brand.

•	Geopolitical turbulence and trade frictions, e.g. between China and the USA, and continued or increased tension in parts of the world, such as the Middle East, may continue to prevail and to increasingly be a matter to address for Ericsson and its customers. This could result in material negative impact on Ericsson’s global operations, lead to increased, unrecoverable, costs and may have a negative impact on the Company’s profitability. It may also be disruptive to Ericsson’s international supply chain and export/import activities (including component supply, manufacturing, sourcing and deliveries of products and services).

Stockholm, October 17, 2019

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. no. 556016-0680

Date for next report: January 24, 2020

18	Ericsson | Third quarter report 2019	Risk factors

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2019, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim financial report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 17, 2019

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

19	Ericsson | Third quarter report 2019	Auditors’ Review Report

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on October 17, 2019 starting at 9:00 am CET.

An Investor Update, an online-only digital event, on Ericsson’s overall strategic direction and business development will be held on the same date, October 17 at 3:00 to 5:00 pm CET.

Live audio webcasts of the conference calls as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference calls will be available approximately one hour after each call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 713 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 10 714 64 99, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

20	Ericsson | Third quarter report 2019	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as for example the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO letter, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2018.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

21	Ericsson | Third quarter report 2019	Forward-looking statements

Financial statements and other information

22	Ericsson | Third quarter report 2019	Financial statements and other information

Financial statements

Consolidated income statement

	Q3			Jan-Sep
SEK million	2019	2018	Change	2019	2018	Change
Net sales	57,127	53,810	6%	160,843	147,029	9%
Cost of sales	-35,587	-34,180	4%	-100,453	-95,208	6%

Gross income	21,540	19,630	10%	60,390	51,821	17%
Gross margin (%)	37.7%	36.5%		37.5%	35.2%
Research and development expenses	-9,497	-9,388	1%	-28,182	-28,244	0%
Selling and administrative expenses	-4,920	-6,625	-26%	-17,915	-19,834	-10%
Impairment losses on trade receivables	200	-409	-149%	910	-806	-213%

Operating expenses	-14,217	-16,422	-13%	-45,187	-48,884	-8%
Other operating income and expenses ¹)	-11,305	31	—	-10,466	126	—
Shares in earnings of JV and associated companies	-214	2	—	-298	31	—

Operating income (loss)	-4,196	3,241	-229%	4,439	3,094	43%
Financial income and expenses, net	-685	-639	7%	-1,731	-1,990	-13%

Income after financial items	-4,881	2,602	-288%	2,708	1,104	145%
Taxes	-2,013	146	—	-5,352	-883	—

Net income (loss)	-6,894	2,748	-351%	-2,644	221	—
Net income attributable to:
Stockholders of the Parent Company	-6,229	2,745		-2,207	23
Non-controlling interests	-665	3		-437	198
Other information
Average number of shares, basic (million)	3,308	3,293		3,304	3,290
Earnings (loss) per share, basic (SEK) ²)	-1.89	0.84		-0.67	0.01
Earnings (loss) per share, diluted (SEK) ³)	-1.89	0.83		-0.67	0.01

1)	Includes a provision of SEK -11.5 billion in Q3 2019 related to the investigation by the SEC and the DOJ.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK Million	2019	2018	2019	2018
Net income (loss)	-6,894	2,748	-2,644	221
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-2,716	1,223	-8,166	497
Revaluation of borrowings due to change in credit risk	81	-292	-454	-226
Tax on items that will not be reclassified to profit or loss	629	-217	1,886	-270
Items that may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-374	—	-580	—
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	—
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	—
Changes in cumulative translation adjustments	2,092	-1,237	3,687	1,804
Share of other comprehensive income on JV and associated companies	68	-5	114	15
Tax on items that may be reclassified to profit or loss	77	—	119	—

Total other comprehensive income (loss), net of tax	-143	-528	-3,394	1,820

Total comprehensive income	-7,037	2,220	-6,038	2,041
Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	-6,409	2,223	-5,656	1,807
Non-controlling interest	-628	-3	-382	234

23	Ericsson | Third quarter report 2019	Financial statements

Consolidated balance sheet

	Sep 30	Jun 30	Dec 31
SEK million	2019	2019	2018
Assets
Non-current assets
Intangible assets
Capitalized development expenses	4,024	3,971	4,237
Goodwill	32,565	30,964	30,035
Intellectual property rights, brands and other intangible assets	2,409	2,467	3,474
Property, plant and equipment	13,399	13,192	12,849
Right-of-use assets	8,617	8,227	—
Financial assets
Equity in JV and associated companies	1,556	1,766	611
Other investments in shares and participations	1,406	1,380	1,515
Customer finance, non-current	2,495	2,428	1,180
Interest-bearing securities, non-current	19,157	17,091	23,982
Other financial assets, non-current	6,452	5,986	6,559
Deferred tax assets	30,818	29,169	23,152

	122,898	116,641	107,594
Current assets
Inventories	36,056	36,135	29,255
Contract assets	13,004	12,593	13,178
Trade receivables	41,228	44,956	51,172
Customer finance, current	1,334	1,109	1,704
Other current receivables	16,962	17,148	20,844
Interest-bearing securities, current	5,866	6,367	6,625
Cash and cash equivalents	51,183	45,498	38,389

	165,633	163,806	161,167

Total assets	288,531	280,447	268,761
Equity and liabilities
Equity
Stockholders’ equity	78,200	84,488	86,978
Non-controlling interest in equity of subsidiaries	-725	45	792

	77,475	84,533	87,770
Non-current liabilities
Post-employment benefits	37,345	33,919	28,720
Provisions, non-current	2,308	2,646	5,471
Deferred tax liabilities	857	1,178	670
Borrowings, non-current	37,153	33,040	30,870
Lease liabilities, non-current	7,888	7,699	—
Other non-current liabilities	2,163	2,160	4,346

	87,714	80,642	70,077
Current liabilities
Provisions, current	19,699	8,712	10,537
Borrowings, current	1,622	2,160	2,255
Lease liabilities, current	2,226	2,397	—
Contract liabilities	34,499	37,264	29,348
Trade payables	30,672	31,388	29,883
Other current liabilities	34,624	33,351	38,891

	123,342	115,272	110,914

Total equity and liabilities	288,531	280,447	268,761
Assets pledged as collateral	6,049	5,824	5,681
Contingent liabilities	1,640	1,511	1,638

24	Ericsson | Third quarter report 2019	Financial statements

Consolidated statement of cash flows

	Q3		Jan-Sep		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Operating activities
Net income (loss)	-6,894	2,748	-2,644	221	-6,276
Adjustments to reconcile net income to cash
Taxes	-411	-2,101	703	-5,487	-1,897
Earnings/dividends in JV and associated companies	278	28	373	13	-23
Depreciation, amortization and impairment losses	2,199	1,893	6,799	5,849	8,318
Other	508	348	882	1,056	1,432

Net income reconciled to cash	-4,320	2,916	6,113	1,652	1,554
Changes in operating net assets
Inventories	1,077	-1,773	-4,939	-6,496	-4,807
Customer finance, current and non-current	-265	1,001	-792	1,948	1,085
Trade receivables and contract assets	6,528	-3,503	14,211	5,474	-2,047
Trade payables	-2,913	953	-1,060	1,607	2,436
Provisions and post-employment benefits	10,719	-265	6,780	-634	6,696
Contract liabilities	-3,988	-220	2,834	304	-808
Other operating assets and liabilities, net	151	2,931	-6,770	1,200	5,233

	11,309	-876	10,264	3,403	7,788
Cash flow from operating activities	6,989	2,040	16,377	5,055	9,342
Investing activities
Investments in property, plant and equipment	-1,231	-1,088	-3,643	-2,895	-3,975
Sales of property, plant and equipment	122	102	538	277	334
Acquisitions/divestments of subsidiaries and other operations, net	-466	-425	-164	-1,305	-1,285
Product development	-313	-151	-1,216	-730	-925
Other investing activities	-56	-190	-257	-427	-523
Interest-bearing securities	-1,114	30	5,973	3,152	2,242

Cash flow from investing activities	-3,058	-1,722	1,231	-1,928	-4,132
Cash flow before financing activities	3,931	318	17,608	3,127	5,210
Financing activities
Dividends paid	-141	-2	-4,435	-3,291	-3,425
Lease liabilities	-1,052	—	-2,279	—	—
Other financing activities	1,396	254	-294	-223	-652

Cash flow from financing activities	203	252	-7,008	-3,514	-4,077
Effect of exchange rate changes on cash	1,550	-1,562	2,194	561	1,372

Net change in cash and cash equivalents	5,684	-992	12,794	174	2,505

Cash and cash equivalents, beginning of period	45,499	37,050	38,389	35,884	35,884

Cash and cash equivalents, end of period	51,183	36,058	51,183	36,058	38,389

25	Ericsson | Third quarter report 2019	Financial statements

Consolidated statement of changes in equity

	Jan-Sep		Jan-Dec
SEK million	2019	2018	2018
Opening balance ¹)	87,770	97,571	97,571
Adjustment due to new accounting standards ²)	-249	-983	-983

Adjusted opening balance	87,521	96,588	96,588
Total comprehensive income (loss)	-6,038	2,041	-6,176
Sale/repurchase of own shares	125	76	107
Stock issue, net	—	—	—
Long-term variable compensation plans	303	540	677
Dividends paid	-4,435	-3,291	-3,425
Transactions with non-controlling interests	-1	-1	-1

Closing balance	77,475	95,953	87,770

1)	Opening balance of 2018 has been restated for IFRS 15.
2)	Opening balance adjustment in 2019 due to IFRS 16, and in 2018 due to IFRS 9.

Consolidated income statement – isolated quarters

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Cost of sales	-35,587	-34,739	-30,127	-47,430	-34,180	-32,475	-28,553

Gross income	21,540	20,071	18,779	16,379	19,630	17,333	14,858
Gross margin (%)	37.7%	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%
Research and development expenses	-9,497	-9,518	-9,167	-10,665	-9,388	-9,783	-9,073
Selling and administrative expenses	-4,920	-6,964	-6,031	-7,685	-6,625	-7,053	-6,156
Impairment losses on trade receivables	200	151	559	386	-409	-369	-28

Operating expenses	-14,217	-16,331	-14,639	-17,964	-16,422	-17,205	-15,257
Other operating income and expenses ¹)	-11,305	66	773	-294	31	11	84
Shares in earnings of JV and associated companies	-214	-67	-17	27	2	26	3

Operating income (loss)	-4,196	3,739	4,896	-1,852	3,241	165	-312
Financial income and expenses, net	-685	-441	-605	-715	-639	-810	-541

Income after financial items	-4,881	3,298	4,291	-2,567	2,602	-645	-853
Taxes	-2,013	-1,451	-1,888	-3,930	146	-1,157	128

Net income (loss)	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725

Net income (loss) attributable to:
Stockholders of the Parent Company	-6,229	1,705	2,317	-6,553	2,745	-1,885	-837
Non-controlling interests	-665	142	86	56	3	83	112
Other information
Average number of shares, basic (million)	3,308	3,304	3,300	3,296	3,293	3,290	3,286
Earnings (loss) per share, basic (SEK) ²)	-1.89	0.52	0.70	-1.99	0.84	-0.58	-0.25
Earnings (loss) per share, diluted (SEK) ³)	-1.89	0.51	0.70	-1.99	0.83	-0.58	-0.25

1)	Includes a provision of SEK -11.5 billion in Q3 2019 related to the investigation by the SEC and the DOJ.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

26	Ericsson | Third quarter report 2019	Financial statements

Consolidated statement of cash flows – isolated quarters

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725
Adjustments to reconcile net income to cash
Taxes	-411	310	804	3,590	-2,101	-1,071	-2,315
Earnings/dividends in JV and associated companies	278	71	24	-36	28	-19	4
Depreciation, amortization and impairment losses	2,199	2,274	2,326	2,469	1,893	2,065	1,891
Other	508	450	-76	376	348	568	140

Net income reconciled to cash	-4,320	4,952	5,481	-98	2,916	-259	-1,005
Changes in operating net assets
Inventories	1,077	-3,065	-2,951	1,689	-1,773	-1,910	-2,813
Customer finance, current and non-current	-265	384	-911	-863	1,001	547	400
Trade receivables and contract assets	6,528	3,338	4,345	-7,521	-3,503	1,661	7,316
Trade payables	-2,913	1,833	20	829	953	1,252	-598
Provisions and post-employment benefits	10,719	-480	-3,459	7,330	-265	478	-847
Contract liabilities	-3,988	-1,641	8,463	-1,112	-220	-233	757
Other operating assets and liabilities, net	151	-1,698	-5,223	4,033	2,931	-94	-1,637

	11,309	-1,329	284	4,385	-876	1,701	2,578
Cash flow from operating activities	6,989	3,623	5,765	4,287	2,040	1,442	1,573
Investing activities
Investments in property, plant and equipment	-1,231	-1,098	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	122	184	232	57	102	52	123
Acquisitions/divestments of subsidiaries and other operations, net	-466	3	299	20	-425	-431	-449
Product development	-313	-446	-457	-195	-151	-325	-254
Other investing activities	-56	-36	-165	-96	-190	-398	161
Interest-bearing securities	-1,114	2,414	4,673	-910	30	3,656	-534

Cash flow from investing activities	-3,058	1,021	3,268	-2,204	-1,722	1,603	-1,809
Cash flow before financing activities	3,931	4,644	9,033	2,083	318	3,045	-236
Financing activities
Dividends paid	-141	-3,308	-986	-134	-2	-3,289	—
Lease liabilities	-1,052	-623	-604	—	—	—	—
Other financing activities	1,396	-680	-1,010	-429	254	-383	-94

Cash flow from financing activities	203	-4,611	-2,600	-563	252	-3,672	-94
Effect of exchange rate changes on cash	1,550	13	631	811	-1,562	980	1,143

Net change in cash and cash equivalents	5,684	46	7,064	2,331	-992	353	813

Cash and cash equivalents, beginning of period	45,499	45,453	38,389	36,058	37,050	36,697	35,884

Cash and cash equivalents, end of period	51,183	45,499	45,453	38,389	36,058	37,050	36,697

27	Ericsson | Third quarter report 2019	Financial statements

Parent Company income statement

	Q3		Jan-Sep		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—

Gross income	—	—	—	—	—
Operating expenses	-275	-879	-1,032	-1,385	-1,686
Other operating income and expenses ¹)	-10,925	399	-9,957	1,153	2,111

Operating income	-11,200	-480	-10,989	-232	425
Financial net	1,030	2,015	1,626	3,487	5,340

Income after financial items	-10,170	1,535	-9,363	3,255	5,765
Transfers to (-) / from untaxed reserves	—	—	—	—	-1,535
Taxes	-189	-101	-264	-256	-36

Net income (loss)	-10,359	1,434	-9,627	2,999	4,194

1)	Includes a provision of SEK -11.5 billion in Q3 2019 related to the investigation by the SEC and the DOJ.

Parent Company statement of comprehensive income (loss)

	Q3		Jan-Sep		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Net income (loss)	-10,359	1,434	-9,627	2,999	4,194
Revaluation of borrowings due to change in credit risk	81	292	-364	342	91
Tax on items that will not be reclassified to profit or loss	-17	-64	75	-75	-19
Available-for-sale financial assets
Gains/losses arising during the period	—	—	—	—	—
Reclassification adjustments on gains/losses included in profit or loss	—	—	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	—	—
Tax on items that may be reclassified to profit or loss	—	—	—	—	—

Total other comprehensive income, net of tax	64	228	-289	267	72

Total comprehensive income (loss)	-10,295	1,662	-9,916	3,266	4,266

28	Ericsson | Third quarter report 2019	Financial statements

Parent Company balance sheet

SEK million	Sep 30 2019	Dec 31 2018
Assets
Fixed assets
Intangible assets	66	139
Tangible assets	279	259
Financial assets ¹) 2)	106,712	109,177

	107,057	109,575
Current assets
Inventories	—	—
Receivables 2)	27,078	38,760
Short-term investments	5,213	6,268
Cash and cash equivalents	34,990	27,850

	67,281	72,878

Total assets	174,338	182,453
Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity ²)	27,612	40,752

	75,776	88,916
Provisions	11,499	86
Non-current liabilities ²)	37,280	62,581
Current liabilities	49,783	30,870

Total stockholders’ equity, provisions and liabilities	174,338	182,453
¹) Of which interest-bearing securities, non-current	19,157	23,982

2)

The following 2018 opening balances have been adjusted due to IFRS 9: financial assets increased by SEK 8 million, receivables decreased by SEK –4 million, non-restricted equity decreased by SEK -28 million, and non-current liabilities increased by SEK 31 million.

29	Ericsson | Third quarter report 2019	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2018 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2019

One new IFRS standard IFRS 16 “Leases” and one new interpretation IFRIC 23 “Uncertainty over income tax treatments” are effective as from January 1, 2019. IFRIC 23, has not had a material impact on the Company’s financial statements.

IFRS 16 – Leases

Presentation in the financial statements

The Company has implemented this standard using the cumulative catch-up method, which means that the prior periods financial statements and key ratios presented in this quarterly report have not been restated to reflect adoption of this new standard.

Based on the new requirements under IFRS 16, right-of-use assets and lease liabilities have been added as new lines in the consolidated balance sheet and lease liabilities as a new line in the statement of cash flows. The right-of-use assets and liabilities were previously reported as off-balance and repayment to lessors was reported as a part of cash flow from operating activities. Now the amortization of lease liabilities is reported as cash flow from financing activities.

Transition

The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied the new standard as from January 1, 2019. At transition, the Company has applied the practical expedient under IFRS 16 to not reassess whether a contract is, or contains, a lease. Therefore, the Company has applied the standard to contracts previously identified as leases, or as containing a lease under IAS 17 and IFRIC 4. The Company has also applied the following practical expedients when applying IFRS 16 at transition date:

•	The IAS 37 onerous lease contract measurement for the operating leases existing as per the transition date. This expedient has been applied as a substitute for the measurement of impairment for the related right-of-use assets. Impairment testing will be applied going-forward.

•	Exclusion of initial direct costs from the measurement of the right-to-use asset at the date of initial recognition.

The Company has implemented the standard using the cumulative catch-up method, with the cumulative effect being adjusted to the opening retained earnings balance in equity at transition date. No restated information has been presented for previous years.

The Company has, as a lessee, recognized lease liabilities for leases previously classified as operating leases. The weighted average incremental borrowing rate applied to lease liabilities recognized in the balance sheet at the transition date was 5.4%. Right-of-use assets have for most contracts been recognized based on the amount equal to the related lease liability. For some larger real estate contracts right-of-use assets have been recognized as if IFRS 16 had been applied since the commencement date, however, using the incremental borrowing rate as per the effective date. The asset value for these contracts is SEK 249 million lower than the related liabilities. This difference causes the reduction of equity as per transition date.

Under IAS 17 operating leases were not recognized in the balance sheet of a lessee. Future undiscounted minimum lease payments obligations were however disclosed in a note, see note C3 Leasing in the annual report of 2018, amounting to SEK 13.4 billion. The lease liabilities were as per January 1st, 2019 recognized in the balance sheet with SEK 10.4 billion. The difference is mainly related to the discounting effect of the liability. The liability is calculated as the net present value of the future payments, while the numbers disclosed according to IAS 17 was not discounted – as prescribed in IAS 17. And also, the exclusion of lease payments related to low-value assets from the balance sheet, they are instead expensed straight-line in the income statement.

Opening balance sheet impact of IFRS 16
SEK million	IFRS 16 adjustment
Right-of-use assets	8,651
Lease liabilities, current	2,195
Lease liabilities, non-current	8,203
Equity	249

In the transition the following items have been considered: Onerous contracts with SEK 767 million, straight-lining, periodization of lease costs, with SEK 721 million and other net adjustments with SEK 10 million. The tax effect on the equity posting is deemed to be immaterial. There is no impact on the income statement.

30	Ericsson | Third quarter report 2019	Additional information

The impact of right-of-use assets increased the total asset value by approximately 3%.

Accounting policy – IFRS 16 Leases

Leasing when the Company is the lessee

The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

The Company recognizes right-of-use assets and lease liabilities arising from all leases in the balance sheet, with some exceptions. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right.

31	Ericsson | Third quarter report 2019	Additional information

In the assessment of a lease contract the lease components are separated from non-lease components and the lease term is defined considering any extension or termination options.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted normally using the Company’s incremental borrowing rate. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate, residual values and penalties for termination of contracts.

The right-of-use asset is initially measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs, and restoration costs.

The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low-value recognizing the lease payments for those leases as an expense on a straight-line basis over the lease term.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

APM impact in 2019

Lease interest expense is reported under finance costs according to IFRS 16, which is different from prior to 2019, when it was embedded in the lease expense for operating leases, either as costs of sales or operating expenses. This has had a positive impact on the APM operating margin of approximately 0.3 percentage points year-to-date, because lease interest expense is no longer a part of this measurement. The EBITA year-to-date has increased with SEK 414 million for the same reason.

The reported amortization of lease liabilities is reported as financing cash flows under IFRS 16 and not as operating cash flows as prior to 2019. The impact of this reclassification year-to-date in 2019 is SEK 2,279 million and impacts the APM Free cash flow positively. The APM Cash conversion has also improved for the same reason. The timing of the cash flows is not impacted.

Because right-of-use assets under IFRS 16 are included in total assets the APM capital employed has increased by approximately 6%. The APM equity ratio has decreased for the same reason.

32	Ericsson | Third quarter report 2019	Additional information

Changes applied in Q1 2019

Cash flow hedge accounting

The company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales and operating income recorded from the contracts. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time. From Q1 2019, the Company has entered into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designated these as hedging instruments.

When applying hedge accounting, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in the Income Statement within Financial income or expenses. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released from OCI as a reclassification adjustment and recognized in net sales.

Market area reporting

As of Q1 2019, sales reported on Morocco is reported on market area Middle East and Africa (earlier Europe and Latin America). Comparative periods have been restated to reflect this change. In Q1 2019, these sales were SEK 151 (103) million. Also “Number of employees” by market area has been updated to reflect this change.

Changes applied in Q2 2019

Restatement – change to the presentation of financial income and expenses

Due to the significant variations in SEK rates in recent months, the Company has considered the change in reporting of foreign exchange effect to reflect how foreign exchange transaction risk is managed on a net basis in the Company. Previously foreign exchange effects were reported within both Financial income and Financial expense depending on whether they relate to assets or liabilities. In the Annual Report the foreign exchange effect will be presented as a net amount, reported separately from other financial income and expenses items.

In line with this change the Company also elected to present all financial income and expense, including the foreign exchange effect, on the Income Statement as a single line item ‘Financial income and expenses, net’. Previously, Financial income and Financial expenses were presented as separate line items on the Income Statement. The Income Statement for Q2 2019 and all comparative periods have been restated to reflect the new presentation of ‘Financial income and expenses, net’.

33	Ericsson | Third quarter report 2019	Additional information

Net sales by segment by quarter

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	39,261	37,819	33,481	41,641	35,934	32,393	28,602
Of which Products	27,500	26,698	23,765	29,803	25,336	22,319	19,473
Of which Services	11,761	11,121	9,716	11,838	10,598	10,074	9,129
Digital Services	9,881	8,991	7,817	13,007	8,987	8,833	7,262
Of which Products	5,594	4,611	3,937	7,462	4,582	4,467	3,947
Of which Services	4,287	4,380	3,880	5,545	4,405	4,366	3,315
Managed Services	6,359	6,323	5,856	6,881	6,465	6,528	5,896
Emerging Business and Other	1,626	1,677	1,752	2,280	2,424	2,054	1,651

Total	57,127	54,810	48,906	63,809	53,810	49,808	43,411

	2019			2018
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	13%	-20%	16%	11%	13%	-23%
Of which Products	3%	12%	-20%	18%	14%	15%	-23%
Of which Services	6%	14%	-18%	12%	5%	10%	-22%
Digital Services	10%	15%	-40%	45%	2%	22%	-39%
Of which Products	21%	17%	-47%	63%	3%	13%	-39%
Of which Services	-2%	13%	-30%	26%	1%	32%	-38%
Managed Services	1%	8%	-15%	6%	-1%	11%	-15%
Emerging Business and Other	-3%	-4%	-23%	-6%	18%	24%	-21%

Total	4%	12%	-23%	19%	8%	15%	-25%

	2019			2018
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9%	17%	17%	12%	13%	2%	-10%
Of which Products	9%	20%	22%	17%	17%	5%	-11%
Of which Services	11%	10%	6%	1%	5%	-3%	-7%
Digital Services	10%	2%	8%	10%	1%	-11%	-10%
Of which Products	22%	3%	0%	16%	-6%	-17%	-9%
Of which Services	-3%	0%	17%	3%	8%	-4%	-12%
Managed Services	-2%	-3%	-1%	0%	-2%	-2%	-6%
Emerging Business and Other	-33%	-18%	6%	9%	22%	2%	-7%

Total	6%	10%	13%	10%	9%	-1%	-9%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	110,561	71,300	33,481	138,570	96,929	60,995	28,602
Of which Products	77,963	50,463	23,765	96,931	67,128	41,792	19,473
Of which Services	32,598	20,837	9,716	41,639	29,801	19,203	9,129
Digital Services	26,689	16,808	7,817	38,089	25,082	16,095	7,262
Of which Products	14,142	8,548	3,937	20,458	12,996	8,414	3,947
Of which Services	12,547	8,260	3,880	17,631	12,086	7,681	3,315
Managed Services	18,538	12,179	5,856	25,770	18,889	12,424	5,896
Emerging Business and Other	5,055	3,429	1,752	8,409	6,129	3,705	1,651

Total	160,843	103,716	48,906	210,838	147,029	93,219	43,411

	2019			2018
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14%	17%	17%	5%	2%	-4%	-10%
Of which Products	16%	21%	22%	7%	3%	-3%	-11%
Of which Services	9%	9%	6%	-1%	-2%	-5%	-7%
Digital Services	6%	4%	8%	-2%	-7%	-11%	-10%
Of which Products	9%	2%	0%	-3%	-11%	-13%	-9%
Of which Services	4%	8%	17%	-1%	-2%	-8%	-12%
Managed Services	-2%	-2%	-1%	-3%	-3%	-4%	-6%
Emerging Business and Other	-18%	-7%	6%	7%	6%	-2%	-7%

Total	9%	11%	13%	3%	0%	-5%	-9%

34	Ericsson | Third quarter report 2019	Additional information

Sales growth adjusted for comparable units and currency

	2019			2018
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	11%	10%	6%	5%	2%	-2%
Digital Services	5%	-3%	0%	5%	-6%	-12%	-3%
Managed Services	-5%	-6%	-5%	-5%	-8%	-3%	-4%
Emerging Business and Other 1)	-7%	24%	38%	1%	11%	1%	-2%

Total ¹)	3%	7%	7%	4%	1%	-1%	-2%

	2019			2018
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8%	11%	10%	3%	2%	0%	-2%
Digital Services	1%	-2%	0%	-4%	-7%	-8%	-3%
Managed Services	-5%	-6%	-5%	-5%	-5%	-3%	-4%
Emerging Business and Other ¹)	15%	30%	38%	3%	3%	-1%	-2%

Total ¹)	5%	7%	7%	1%	-1%	-2%	-2%

1)	Adjusted for MediaKind divestment.

Gross income (loss) and gross margin by segment by quarter

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,327	15,670	14,455	16,626	14,835	12,565	11,127
Digital Services	3,749	3,311	2,878	-1,240	3,208	3,458	2,892
Managed Services	1,136	779	1,036	781	805	809	491
Emerging Business and Other	328	311	410	212	782	501	348

Total	21,540	20,071	18,779	16,379	19,630	17,333	14,858

	2019			2018
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.6%	41.4%	43.2%	39.9%	41.3%	38.8%	38.9%
Digital Services	37.9%	36.8%	36.8%	-9.5%	35.7%	39.1%	39.8%
Managed Services	17.9%	12.3%	17.7%	11.4%	12.5%	12.4%	8.3%
Emerging Business and Other	20.2%	18.5%	23.4%	9.3%	32.3%	24.4%	21.1%

Total	37.7%	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	46,452	30,125	14,455	55,153	38,527	23,692	11,127
Digital Services	9,938	6,189	2,878	8,318	9,558	6,350	2,892
Managed Services	2,951	1,815	1,036	2,886	2,105	1,300	491
Emerging Business and Other	1,049	721	410	1,843	1,631	849	348

Total	60,390	38,850	18,779	68,200	51,821	32,191	14,858

	2019			2018
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	42.0%	42.3%	43.2%	39.8%	39.7%	38.8%	38.9%
Digital Services	37.2%	36.8%	36.8%	21.8%	38.1%	39.5%	39.8%
Managed Services	15.9%	14.9%	17.7%	11.2%	11.1%	10.5%	8.3%
Emerging Business and Other	20.8%	21.0%	23.4%	21.9%	26.6%	22.9%	21.1%

Total	37.5%	37.5%	38.4%	32.3%	35.2%	34.5%	34.2%

35	Ericsson | Third quarter report 2019	Additional information

Operating income (loss) and operating margin by segment by quarter

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,216	5,680	5,472	6,850	5,656	3,544	3,371
Digital Services	-660	-1,405	-1,798	-7,087	-1,784	-2,374	-2,607
Managed Services	562	203	1,252	285	409	299	100
Emerging Business and Other	-11,314	-739	-30	-1,900	-1,040	-1,304	-1,176

Total	-4,196	3,739	4,896	-1,852	3,241	165	-312

	2019			2018
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.4%	15.0%	16.3%	16.5%	15.7%	10.9%	11.8%
Digital Services	-6.7%	-15.6%	-23.0%	-54.5%	-19.9%	-26.9%	-35.9%
Managed Services	8.8%	3.2%	21.4%	4.1%	6.3%	4.6%	1.7%
Emerging Business and Other	-695.8%	-44.1%	-1.7%	-83.3%	-42.9%	-63.5%	-71.2%

Total	-7.3%	6.8%	10.0%	-2.9%	6.0%	0.3%	-0.7%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18,368	11,152	5,472	19,421	12,571	6,915	3,371
Digital Services	-3,863	-3,203	-1,798	-13,852	-6,765	-4,981	-2,607
Managed Services	2,017	1,455	1,252	1,093	808	399	100
Emerging Business and Other	-12,083	-769	-30	-5,420	-3,520	-2,480	-1,176

Total	4,439	8,635	4,896	1,242	3,094	-147	-312

	2019			2018
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.6%	15.6%	16.3%	14.0%	13.0%	11.3%	11.8%
Digital Services	-14.5%	-19.1%	-23.0%	-36.4%	-27.0%	-30.9%	-35.9%
Managed Services	10.9%	11.9%	21.4%	4.2%	4.3%	3.2%	1.7%
Emerging Business and Other	-239.0%	-22.4%	-1.7%	-64.5%	-57.4%	-66.9%	-71.2%

Total	2.8%	8.3%	10.0%	0.6%	2.1%	-0.2%	-0.7%

36	Ericsson | Third quarter report 2019	Additional information

EBITA and EBITA margin by segment by quarter

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,253	5,716	5,552	6,916	5,722	3,618	3,461
Digital Services	-521	-1,268	-1,638	-6,911	-1,608	-2,204	-2,443
Managed Services	563	205	1,253	288	411	303	105
Emerging Business and Other	-11,262	-688	43	-1,524	-940	-1,202	-1,088

Total	-3,967	3,965	5,210	-1,231	3,585	515	35

	2019			2018
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.5%	15.1%	16.6%	16.6%	15.9%	11.2%	12.1%
Digital Services	-5.3%	-14.1%	-21.0%	-53.1%	-17.9%	-25.0%	-33.6%
Managed Services	8.9%	3.2%	21.4%	4.2%	6.4%	4.6%	1.8%
Emerging Business and Other	-692.6%	-41.0%	2.5%	-66.8%	-38.8%	-58.5%	-65.9%

Total	-6.9%	7.2%	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18,521	11,268	5,552	19,717	12,801	7,079	3,461
Digital Services	-3,427	-2,906	-1,638	-13,166	-6,255	-4,647	-2,443
Managed Services	2,021	1,458	1,253	1,107	819	408	105
Emerging Business and Other	-11,907	-645	43	-4,754	-3,230	-2,290	-1,088

Total	5,208	9,175	5,210	2,904	4,135	550	35

	2019			2018
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.8%	15.8%	16.6%	14.2%	13.2%	11.6%	12.1%
Digital Services	-12.8%	-17.3%	-21.0%	-34.6%	-24.9%	-28.9%	-33.6%
Managed Services	10.9%	12.0%	21.4%	4.3%	4.3%	3.3%	1.8%
Emerging Business and Other	-235.5%	-18.8%	2.5%	-56.5%	-52.7%	-61.8%	-65.9%

Total	3.2%	8.8%	10.7%	1.4%	2.8%	0.6%	0.1%

37	Ericsson | Third quarter report 2019	Additional information

Net sales by market area by quarter

	2019			2018 ³)
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	7,432	6,965	6,148	8,244	7,985	6,981	6,379
North East Asia	6,356	6,516	3,824	8,387	5,773	4,764	3,385
North America	18,985	17,699	16,171	17,999	14,933	14,337	11,317
Europe and Latin America 1) 2)	14,308	14,085	13,124	17,909	14,697	13,999	12,958
Middle East and Africa	6,046	5,641	5,412	6,828	5,841	5,801	5,868
Other 1) 2)	4,000	3,904	4,227	4,442	4,581	3,926	3,504

Total	57,127	54,810	48,906	63,809	53,810	49,808	43,411
1) Of which in Sweden	13	149	192	375	429	596	915
2) Of which in EU	8,815	8,385	7,957	10,319	8,481	8,619	8,522

	2019			2018 ³)
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	7%	13%	-25%	3%	14%	9%	-19%
North East Asia	-2%	70%	-54%	45%	21%	41%	-48%
North America	7%	9%	-10%	21%	4%	27%	-23%
Europe and Latin America 1) 2)	2%	7%	-27%	22%	5%	8%	-22%
Middle East and Africa	7%	4%	-21%	17%	1%	-1%	-25%
Other 1) 2)	2%	-8%	-5%	-3%	17%	12%	-20%

Total	4%	12%	-23%	19%	8%	15%	-25%
1) Of which in Sweden	-91%	-22%	-49%	-13%	-28%	-35%	5%
2) Of which in EU	5%	5%	-23%	22%	-2%	1%	-21%

	2019			2018 ³)
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-7%	0%	-4%	5%	2%	-3%	-24%
North East Asia	10%	37%	13%	30%	2%	-19%	-39%
North America	27%	23%	43%	23%	21%	11%	-6%
Europe and Latin America 1) 2)	-3%	1%	1%	7%	11%	1%	8%
Middle East and Africa	4%	-3%	-8%	-13%	-9%	-5%	6%
Other 1) 2)	-13%	-1%	21%	2%	19%	-7%	-17%

Total	6%	10%	13%	10%	9%	-1%	-9%
1) Of which in Sweden	-97%	-75%	-79%	-57%	-35%	-24%	-10%
2) Of which in EU	4%	-3%	-7%	-5%	-2%	-1%	2%

	2019			2018 ³)
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	20,545	13,113	6,148	29,589	21,345	13,360	6,379
North East Asia	16,696	10,340	3,824	22,309	13,922	8,149	3,385
North America	52,855	33,870	16,171	58,586	40,587	25,654	11,317
Europe and Latin America 1) 2)	41,517	27,209	13,124	59,563	41,654	26,957	12,958
Middle East and Africa	17,099	11,053	5,412	24,338	17,510	11,669	5,868
Other 1) 2)	12,131	8,131	4,227	16,453	12,011	7,430	3,504

Total	160,843	103,716	48,906	210,838	147,029	93,219	43,411
1) Of which in Sweden	354	341	192	2,315	1,940	1,511	915
2) Of which in EU	25,157	16,342	7,957	35,941	25,622	17,141	8,522

	2019			2018 ³)
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-4%	-2%	-4%	-6%	-9%	-15%	-24%
North East Asia	20%	27%	13%	-5%	-19%	-29%	-39%
North America	30%	32%	43%	13%	9%	3%	-6%
Europe and Latin America 1) 2)	0%	1%	1%	7%	6%	4%	8%
Middle East and Africa	-2%	-5%	-8%	-6%	-3%	0%	6%
Other 1) 2)	1%	9%	21%	-1%	-2%	-12%	-17%

Total	9%	11%	13%	3%	0%	-5%	-9%
1) Of which in Sweden	-82%	-77%	-79%	-31%	-21%	-16%	-10%
2) Of which in EU	-2%	-5%	-7%	-1%	0%	1%	2%

3)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Changes applied in Q1 2019”.

38	Ericsson | Third quarter report 2019	Additional information

Top 5 countries in sales

	Q3		Jan-Sep
Country, percentage of net sales	2019	2018	2019	2018
United States	35%	30%	34%	29%
China	7%	8%	6%	6%
India	4%	5%	4%	5%
South Korea	4%	2%	4%	2%
Australia	3%	4%	3%	4%

Net sales by market area by segment

	Q3 2019					Jan-Sep 2019
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	5,517	926	976	13	7,432	15,047	2,663	2,795	40	20,545
North East Asia	4,821	1,292	222	21	6,356	12,997	2,917	691	91	16,696
North America	15,077	2,666	1,216	26	18,985	42,590	6,700	3,485	80	52,855
Europe and Latin America	8,230	2,967	3,002	109	14,308	23,921	8,500	8,803	293	41,517
Middle East and Africa	3,497	1,596	944	9	6,046	9,706	4,617	2,764	12	17,099
Other	2,119	434	-1	1,448	4,000	6,300	1,292	0	4,539	12,131

Total	39,261	9,881	6,359	1,626	57,127	110,561	26,689	18,538	5,055	160,843
Share of Total	69%	17%	11%	3%	100%	69%	17%	11%	3%	100%

	Q3 2019
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	10%	1%	-6%	-13%	7%
North East Asia	-10%	40%	9%	-30%	-2%
North America	6%	20%	1%	-19%	7%
Europe and Latin America	1%	1%	3%	20%	2%
Middle East and Africa	13%	1%	-1%	800%	7%
Other	6%	7%	-200%	-4%	2%

Total	4%	10%	1%	-3%	4%

	Q3 2019					Jan-Sep 2019
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-5%	-27%	11%	333%	-7%	-1%	-25%	11%	208%	-4%
North East Asia	5%	55%	-32%	-30%	10%	25%	24%	-36%	47%	20%
North America	28%	27%	17%	13%	27%	31%	20%	42%	11%	30%
Europe and Latin America	-5%	5%	-5%	49%	-3%	1%	7%	-10%	33%	0%
Middle East and Africa	9%	1%	-10%	—	4%	-2%	1%	-8%	—	-2%
Other	11%	13%	—	-37%	-13%	21%	23%	—	-21%	1%

Total	9%	10%	-2%	-33%	6%	14%	6%	-2%	-18%	9%

39	Ericsson | Third quarter report 2019	Additional information

IPR licensing revenues by segment by quarter

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,972	1,845	2,066	1,759	1,755	1,486	1,522
Digital Services	433	404	454	387	385	326	334

Total	2,405	2,249	2,520	2,146	2,140	1,812	1,856

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,883	3,911	2,066	6,522	4,763	3,008	1,522
Digital Services	1,291	858	454	1,432	1,045	660	334

Total	7,174	4,769	2,520	7,954	5,808	3,668	1,856

Provisions

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	11,358	12,033	16,008	8,695	9,534	9,030	9,879
Additions	12,774	1,423	1,401	8,930	1,491	1,974	1,315
Utilization/Cash out	-2,151	-2,084	-1,676	-1,436	-1,774	-1,486	-2,216
Of which restructuring	-711	-378	-557	-656	-1,236	-832	-1,424
Reversal of excess amounts	-128	-88	-125	-290	-127	-191	-117
Reclassification, translation difference and other	154	74	-3,575	109	-429	207	169

Closing balance	22,007	11,358	12,033	16,008	8,695	9,534	9,030
Of which restructuring	1,099	1,743	2,059	6,438	2,960	4,029	3,524

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	16,008	16,008	16,008	9,879	9,879	9,879	9,879
Additions	15,598	2,824	1,401	13,710	4,780	3,289	1,315
Utilization/Cash out	-5,911	-3,760	-1,676	-6,912	-5,476	-3,702	-2,216
Of which restructuring	-1,646	-935	-557	-4,148	-3,492	-2,256	-1,424
Reversal of excess amounts	-341	-213	-125	-725	-435	-308	-117
Reclassification, translation difference and other	-3,347	-3,501	-3,575	56	-53	376	169

Closing balance	22,007	11,358	12,033	16,008	8,695	9,534	9,030
Of which restructuring	1,099	1,743	2,059	6,438	2,960	4,029	3,524

40	Ericsson | Third quarter report 2019	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,231	1,098	1,314	1,080	1,088	951	856
Capitalized development expenses	313	446	457	195	151	325	254
IPR, brands and other intangible assets	2	—	1	27	—	1	—

Total	1,546	1,544	1,772	1,302	1,239	1,277	1,110
Depreciation, amortization and impairment losses
Property, plant and equipment	1,048	919	880	965	870	1,080	928
Capitalized development expenses	330	449	520	884	678	635	616
Goodwill, IPR, brands and other intangible assets	229	226	314	620	345	350	347

Total	1,607	1,594	1,714	2,469	1,893	2,065	1,891

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	3,643	2,412	1,314	3,975	2,895	1,807	856
Capitalized development expenses	1,216	903	457	925	730	579	254
IPR, brands and other intangible assets	3	1	1	28	1	1	—

Total	4,862	3,316	1,772	4,928	3,626	2,387	1,110
Depreciation, amortization and impairment losses
Property, plant and equipment	2,847	1,799	880	3,843	2,878	2,008	928
Capitalized development expenses	1,299	969	520	2,813	1,929	1,251	616
Goodwill, IPR, brands and other intangible assets	769	540	314	1,662	1,042	697	347

Total	4,915	3,308	1,714	8,318	5,849	3,956	1,891

41	Ericsson | Third quarter report 2019	Additional information

Other information

	Q3		Jan-Sep		Jan-Dec
SEK million	2019	2018	2019	2018	2018
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	25	40	25	40	37
Number of shares outstanding, basic, end of period (million)	3,309	3,294	3,309	3,294	3,297
Numbers of shares outstanding, diluted, end of period (million)	3,327	3,323	3,327	3,323	3,323
Average number of treasury shares (million)	26	41	30	44	43
Average number of shares outstanding, basic (million)	3,308	3,293	3,304	3,290	3,291
Average number of shares outstanding, diluted (million) ¹)	3,326	3,322	3,322	3,319	3,318
Earnings (loss) per share, basic (SEK) ²)	-1.89	0.84	-0.67	0.01	-1.98
Earnings (loss) per share, diluted (SEK) ¹)	-1.89	0.83	-0.67	0.01	-1.98
Earnings (loss) per share (Non-IFRS), diluted (SEK) ³)	-1.80	1.03	-0.40	1.04	0.27
Ratios
Days sales outstanding	—	—	85	94	91
Inventory turnover days	93	81	89	81	70
Payable days	80	77	83	79	72
Alternative Performance Measures (APMs)
Equity ratio (%)	—	—	26.9%	36.2%	32.7%
Return on equity (%)	-30.6%	11.7%	-3.6%	0.0%	-7.1%
Return on capital employed (%)	-10.3%	8.4%	3.8%	2.7%	0.8%
Capital turnover (times)	1.4	1.4	1.4	1.3	1.4
Free cash flow	5,045	288	11,635	-25	2,968
Cash conversion (%)	-161.8%	70.0%	267.9%	306.0%	601.2%
Exchange rates used in the consolidation
SEK/EUR - closing rate	—	—	10.71	10.30	10.25
SEK/USD - closing rate	—	—	9.81	8.90	8.94
Other
Market area inventory, end of period	—	—	21,989	19,513	16,505
Export sales from Sweden	30,790	25,338	81,632	70,995	109,969

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2019			2018 2)
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	24,322	23,942	24,051	23,959	23,607	23,516	23,623
North East Asia	13,608	13,334	13,169	12,788	12,495	12,303	12,321
North America	9,487	9,342	9,246	9,727	9,459	9,510	9,798
Europe and Latin America ¹)	44,150	43,846	43,833	44,522	44,594	45,643	47,437
Middle East and Africa	4,320	4,292	4,281	4,363	4,344	4,288	4,402

Total	95,887	94,756	94,580	95,359	94,499	95,260	97,581
1) Of which Sweden	12,679	12,549	12,455	12,502	12,679	13,431	13,763

2)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Changes applied in Q1 2019”.

42	Ericsson | Third quarter report 2019	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-28	-26	-65	-4,054	-204	-937	-743
Research and development expenses	-98	-49	-118	-251	-214	-502	-326
Selling and administrative expenses	-21	-43	-23	-106	-134	-441	-103

Total	-147	-118	-206	-4,411	-552	-1,880	-1,172

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-119	-91	-65	-5,938	-1,884	-1,680	-743
Research and development expenses	-265	-167	-118	-1,293	-1,042	-828	-326
Selling and administrative expenses	-87	-66	-23	-784	-678	-544	-103

Total	-471	-324	-206	-8,015	-3,604	-3,052	-1,172

Restructuring charges by segment

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-5	-5	-10	-425	-128	-749	-479
of which cost of sales	12	9	-3	-439	-63	-469	-415
of which operating expenses	-17	-14	-7	14	-65	-280	-64
Digital Services	-128	-93	-187	-3,545	-358	-882	-581
of which cost of sales	-32	-27	-60	-3,369	-111	-303	-226
of which operating expenses	-96	-66	-127	-176	-247	-579	-355
Managed Services	-2	1	-2	-70	-32	-123	-51
of which cost of sales	-2	3	-1	-69	-28	-103	-48
of which operating expenses	0	-2	-1	-1	-4	-20	-3
Emerging Business and Other	-12	-21	-7	-371	-34	-126	-61
of which cost of sales	-6	-11	-1	-177	-2	-62	-54
of which operating expenses	-6	-10	-6	-194	-32	-64	-7

Total	-147	-118	-206	-4,411	-552	-1,880	-1,172

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-20	-15	-10	-1,781	-1,356	-1,228	-479
of which cost of sales	18	6	-3	-1,386	-947	-884	-415
of which operating expenses	-38	-21	-7	-395	-409	-344	-64
Digital Services	-408	-280	-187	-5,366	-1,821	-1,463	-581
of which cost of sales	-119	-87	-60	-4,009	-640	-529	-226
of which operating expenses	-289	-193	-127	-1,357	-1,181	-934	-355
Managed Services	-3	-1	-2	-276	-206	-174	-51
of which cost of sales	0	2	-1	-248	-179	-151	-48
of which operating expenses	-3	-3	-1	-28	-27	-23	-3
Emerging Business and Other	-40	-28	-7	-592	-221	-187	-61
of which cost of sales	-18	-12	-1	-295	-118	-116	-54
of which operating expenses	-22	-16	-6	-297	-103	-71	-7

Total	-471	-324	-206	-8,015	-3,604	-3,052	-1,172

43	Ericsson | Third quarter report 2019	Items excluding restructuring charges

Gross income and gross margin excluding restructuring charges by segment

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,315	15,661	14,458	17,065	14,898	13,034	11,542
Digital Services	3,781	3,338	2,938	2,129	3,319	3,761	3,118
Managed Services	1,138	776	1,037	850	833	912	539
Emerging Business and Other	334	322	411	389	784	563	402

Total	21,568	20,097	18,844	20,433	19,834	18,270	15,601

	2019			2018
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.6%	41.4%	43.2%	41.0%	41.5%	40.2%	40.4%
Digital Services	38.3%	37.1%	37.6%	16.4%	36.9%	42.6%	42.9%
Managed Services	17.9%	12.3%	17.7%	12.4%	12.9%	14.0%	9.1%
Emerging Business and Other	20.5%	19.2%	23.5%	17.1%	32.3%	27.4%	24.3%

Total	37.8%	36.7%	38.5%	32.0%	36.9%	36.7%	35.9%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	46,434	30,119	14,458	56,539	39,474	24,576	11,542
Digital Services	10,057	6,276	2,938	12,327	10,198	6,879	3,118
Managed Services	2,951	1,813	1,037	3,134	2,284	1,451	539
Emerging Business and Other	1,067	733	411	2,138	1,749	965	402

Total	60,509	38,941	18,844	74,138	53,705	33,871	15,601

	2019			2018
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	42.0%	42.2%	43.2%	40.8%	40.7%	40.3%	40.4%
Digital Services	37.7%	37.3%	37.6%	32.4%	40.7%	42.7%	42.9%
Managed Services	15.9%	14.9%	17.7%	12.2%	12.1%	11.7%	9.1%
Emerging Business and Other	21.1%	21.4%	23.5%	25.4%	28.5%	26.0%	24.3%

Total	37.6%	37.5%	38.5%	35.2%	36.5%	36.3%	35.9%

44	Ericsson | Third quarter report 2019	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,221	5,685	5,482	7,275	5,784	4,293	3,850
Digital Services	-532	-1,312	-1,611	-3,542	-1,426	-1,492	-2,026
Managed Services	564	202	1,254	355	441	422	151
Emerging Business and Other	-11,302	-718	-23	-1,529	-1,006	-1,178	-1,115

Total	-4,049	3,857	5,102	2,559	3,793	2,045	860

	2019			2018
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.4%	15.0%	16.4%	17.5%	16.1%	13.3%	13.5%
Digital Services	-5.4%	-14.6%	-20.6%	-27.2%	-15.9%	-16.9%	-27.9%
Managed Services	8.9%	3.2%	21.4%	5.2%	6.8%	6.5%	2.6%
Emerging Business and Other	-695.1%	-42.8%	-1.3%	-67.1%	-41.5%	-57.4%	-67.5%

Total	-7.1%	7.0%	10.4%	4.0%	7.0%	4.1%	2.0%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18,388	11,167	5,482	21,202	13,927	8,143	3,850
Digital Services	-3,455	-2,923	-1,611	-8,486	-4,944	-3,518	-2,026
Managed Services	2,020	1,456	1,254	1,369	1,014	573	151
Emerging Business and Other	-12,043	-741	-23	-4,828	-3,299	-2,293	-1,115

Total	4,910	8,959	5,102	9,257	6,698	2,905	860

	2019			2018
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.6%	15.7%	16.4%	15.3%	14.4%	13.4%	13.5%
Digital Services	-12.9%	-17.4%	-20.6%	-22.3%	-19.7%	-21.9%	-27.9%
Managed Services	10.9%	12.0%	21.4%	5.3%	5.4%	4.6%	2.6%
Emerging Business and Other	-238.2%	-21.6%	-1.3%	-57.4%	-53.8%	-61.9%	-67.5%

Total	3.1%	8.6%	10.4%	4.4%	4.6%	3.1%	2.0%

45	Ericsson | Third quarter report 2019	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

The implementation of IFRS 16 “Leasing” as of January 1, 2019, has had an impact on many of the APMs for 2019. For more information, see “Accounting polices” in this report. The APMs for 2018 has not changed. The definition of the APM Net cash has been clarified.

The Company has decided to change the definition of Return on capital employed (ROCE) and no longer include Financial income in the calculation from Q2 2019. The Company believes the updated definition is a better way of reflecting the underlying results of the operation of the Company. The prior periods have been restated to reflect the change.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2018.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2019			2018
Isolated quarters, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Acquired business	—	—	—	—	—	—	—
Net FX impact	-2,457	-2,538	-2,932	-3,549	-3,748	-263	3,328
Comparable net sales, excluding FX impact	54,670	52,272	45,974	60,260	50,062	49,545	46,739
Comparable quarter net sales adjusted for divested business ¹)	53,077	49,055	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	3%	7%	7%	4%	1%	-1%	-2%

	2019			2018
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Acquired business	—	—	—	—	—	—	—
Net FX impact	-7,927	-5,470	-2,932	-4,232	-683	3,065	3,328
Comparable net sales, excluding FX impact	152,916	98,246	45,974	206,606	146,346	96,284	46,739
Comparable year to date net sales adjusted for divested business ¹)	145,093	92,016	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	5%	7%	7%	1%	-1%	-2%	-2%

1)	Adjusted for MediaKind divestment.

46	Ericsson | Third quarter report 2019	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	21,540	20,071	18,779	16,379	19,630	17,333	14,858
Net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Gross margin (%)	37.7%	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%

Gross income	21,540	20,071	18,779	16,379	19,630	17,333	14,858
Restructuring charges included in cost of sales	28	26	65	4,054	204	937	743
Gross income excluding restructuring charges	21,568	20,097	18,844	20,433	19,834	18,270	15,601

Net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Gross margin excluding restructuring charges (%)	37.8%	36.7%	38.5%	32.0%	36.9%	36.7%	35.9%

Operating expenses	-14,217	-16,331	-14,639	-17,964	-16,422	-17,205	-15,257
Restructuring charges included in R&D expenses	98	49	118	251	214	502	326
Restructuring charges included in selling and administrative expenses	21	43	23	106	134	441	103
Operating expenses excluding restructuring charges	-14,098	-16,239	-14,498	-17,607	-16,074	-16,262	-14,828

Operating income (loss)	-4,196	3,739	4,896	-1,852	3,241	165	-312
Net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Operating margin (%)	-7.3%	6.8%	10.0%	-2.9%	6.0%	0.3%	-0.7%

Operating income (loss)	-4,196	3,739	4,896	-1,852	3,241	165	-312
Total restructuring charges	147	118	206	4,411	552	1,880	1,172
Operating income (loss) excluding restructuring charges	-4,049	3,857	5,102	2,559	3,793	2,045	860

Net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Operating margin excluding restructuring charges (%)	-7.1%	7.0%	10.4%	4.0%	7.0%	4.1%	2.0%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	60,390	38,850	18,779	68,200	51,821	32,191	14,858
Net sales	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Gross margin (%)	37.5%	37.5%	38.4%	32.3%	35.2%	34.5%	34.2%

Gross income	60,390	38,850	18,779	68,200	51,821	32,191	14,858
Restructuring charges included in cost of sales	119	91	65	5,938	1,884	1,680	743
Gross income excluding restructuring charges	60,509	38,941	18,844	74,138	53,705	33,871	15,601

Net sales	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Gross margin excluding restructuring charges (%)	37.6%	37.5%	38.5%	35.2%	36.5%	36.3%	35.9%

Operating expenses	-45,187	-30,970	-14,639	-66,848	-48,884	-32,462	-15,257
Restructuring charges included in R&D expenses	265	167	118	1,293	1,042	828	326
Restructuring charges included in selling and administrative expenses	87	66	23	784	678	544	103
Operating expenses excluding restructuring charges	-44,835	-30,737	-14,498	-64,771	-47,164	-31,090	-14,828

Operating income (loss)	4,439	8,635	4,896	1,242	3,094	-147	-312
Net sales	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Operating margin (%)	2.8%	8.3%	10.0%	0.6%	2.1%	-0.2%	-0.7%

Operating income (loss)	4,439	8,635	4,896	1,242	3,094	-147	-312
Total restructuring charges	471	324	206	8,015	3,604	3,052	1,172
Operating income (loss) excluding restructuring charges	4,910	8,959	5,102	9,257	6,698	2,905	860

Net sales	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Operating margin excluding restructuring charges (%)	3.1%	8.6%	10.4%	4.4%	4.6%	3.1%	2.0%

47	Ericsson | Third quarter report 2019	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725
Taxes	2,013	1,451	1,888	3,930	-146	1,157	-128
Financial income and expenses, net	685	441	605	715	639	810	541
Amortization and write-downs of acquired intangibles	229	226	314	621	344	350	347
EBITA	-3,967	3,965	5,210	-1,231	3,585	515	35

Net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
EBITA margin (%)	-6.9%	7.2%	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-2,644	4,250	2,403	-6,276	221	-2,527	-725
Taxes	5,352	3,339	1,888	4,813	883	1,029	-128
Financial income and expenses, net	1,731	1,046	605	2,705	1,990	1,351	541
Amortization and write-downs of acquired intangibles	769	540	314	1,662	1,041	697	347
EBITA	5,208	9,175	5,210	2,904	4,135	550	35

Net sales	160,843	103,716	48,906	210,838	147,029	93,219	43,411
EBITA margin (%)	3.2%	8.8%	10.7%	1.4%	2.8%	0.6%	0.1%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725
Net income reconciled to cash	-4,320	4,952	5,481	-98	2,916	-259	-1,005
Cash flow from operating activities	6,989	3,623	5,765	4,287	2,040	1,442	1,573
Cash conversion (%)	-161.8%	73.2%	105.2%	-4374.5%	70.0%	-556.8%	-156.5%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-2,644	4,250	2,403	-6,276	221	-2,527	-725
Net income reconciled to cash	6,113	10,433	5,481	1,554	1,652	-1,264	-1,005
Cash flow from operating activities	16,377	9,388	5,765	9,342	5,055	3,015	1,573
Cash conversion (%)	267.9%	90.0%	105.2%	601.2%	306.0%	-238.5%	-156.5%

48	Ericsson | Third quarter report 2019	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current). Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2019			2018
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	51,183	45,498	45,453	38,389	36,058	37,049	36,697
+ Interest-bearing securities, current	5,866	6,367	3,183	6,625	6,591	8,304	5,453
+ Interest-bearing securities, non-current	19,157	17,091	23,022	23,982	23,014	21,501	27,104
Gross cash, end of period	76,206	68,956	71,658	68,996	65,663	66,854	69,254
- Borrowings, current	1,622	2,160	3,015	2,255	2,463	2,642	2,554
- Borrowings, non-current	37,153	33,040	32,533	30,870	31,187	31,131	31,134
Net cash, end of period	37,431	33,756	36,110	35,871	32,013	33,081	35,566

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2019			2018
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	288,531	280,447	283,958	268,761	264,848	265,322	260,681
Non-interest-bearing provisions and liabilities
Provisions, non-current	2,308	2,646	2,670	5,471	3,420	2,819	2,597
Deferred tax liabilities	857	1,178	792	670	1,274	1,332	1,325
Other non-current liabilities	2,163	2,160	2,118	4,346	4,456	4,549	2,792
Provisions, current	19,699	8,712	9,363	10,537	5,275	6,715	6,435
Contract liabilities	34,499	37,264	38,605	29,348	30,108	30,959	30,391
Trade payables	30,672	31,388	30,842	29,883	28,914	28,563	26,453
Other current liabilities	34,624	33,351	38,528	38,891	36,323	35,746	37,888
Capital employed	163,709	163,748	161,040	149,615	155,078	154,639	152,800

Capital turnover

Annualized net sales divided by average capital employed.

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Annualized net sales	228,508	219,240	195,624	255,236	215,240	199,232	173,644
Average capital employed
Capital employed at beginning of period	163,748	161,040	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	163,729	162,394	155,328	152,347	154,859	153,720	154,213
Capital turnover (times)	1.4	1.4	1.3	1.7	1.4	1.3	1.1

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Annualized net sales	214,457	207,432	195,624	210,838	196,039	186,438	173,644
Average capital employed
Capital employed at beginning of period	149,615	149,615	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	156,662	156,682	155,328	152,620	155,352	155,132	154,213
Capital turnover (times)	1.4	1.3	1.3	1.4	1.3	1.2	1.1

49	Ericsson | Third quarter report 2019	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) as a percentage of average capital employed.

The definition is updated. Refer to the clarification provided at the beginning of the APM section.

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	-4,196	3,739	4,896	-1,852	3,241	165	-312
Annualized operating income (loss)	-16,784	14,956	19,584	-7,408	12,964	660	-1,248
Average capital employed
Capital employed at beginning of period	163,748	161,040	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	163,729	162,394	155,328	152,347	154,859	153,720	154,213
Return on capital employed (%)	-10.3%	9.2%	12.6%	-4.9%	8.4%	0.4%	-0.8%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	4,439	8,635	4,896	1,242	3,094	-147	-312
Annualized operating income (loss)	5,919	17,270	19,584	1,242	4,125	-294	-1,248
Average capital employed
Capital employed at beginning of period	149,615	149,615	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	156,662	156,682	155,328	152,620	155,352	155,132	154,213
Return on capital employed (%)	3.8%	11.0%	12.6%	0.8%	2.7%	-0.2%	-0.8%

Equity ratio

Equity expressed as a percentage of total assets.

	2019			2018
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	77,475	84,533	84,532	87,770	95,953	93,560	93,466
Total assets	288,531	280,447	283,958	268,761	264,848	265,322	260,681
Equity ratio (% )	26.9%	30.1%	29.8%	32.7%	36.2%	35.3%	35.9%

Return on equity

Annualized net income (loss) attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity.

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to stockholders of the Parent Company	-6,229	1,705	2,317	-6,553	2,745	-1,885	-837
Annualized	-24,916	6,820	9,268	-26,212	10,980	-7,540	-3,348
Average stockholders’ equity
Stockholders’ equity, beginning of period	84,488	84,619	86,978	95,087	92,689	92,703	95,952
Stockholders’ equity, end of period	78,200	84,488	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	81,344	84,554	85,799	91,033	93,888	92,696	94,328
Return on equity (%)	-30.6%	8.1%	10.8%	-28.8%	11.7%	-8.1%	-3.5%

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to stockholders of the Parent Company	-2,207	4,022	2,317	-6,530	23	-2,722	-837
Annualized	-2,943	8,044	9,268	-6,530	31	-5,444	-3,348
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,978	86,978	86,978	95,952	95,952	95,952	95,952
Stockholders’ equity, end of period	78,200	84,488	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	82,589	85,733	85,799	91,465	95,520	94,321	94,328
Return on equity (%)	-3.6%	9.4%	10.8%	-7.1%	0.0%	-5.8%	-3.5%

50	Ericsson | Third quarter report 2019	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2019			2018
Isolated quarters, SEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	-1.89	0.51	0.70	-1.99	0.83	-0.58	-0.25
Restructuring charges	0.04	0.02	0.05	1.06	0.12	0.41	0.30
Amortization and write-downs of acquired intangibles	0.05	0.06	0.05	0.16	0.08	0.08	0.06
Earnings (loss) per share (non-IRFS)	-1.80	0.59	0.80	-0.77	1.03	-0.09	0.11

	2019			2018
Year to date, SEK	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	-0.67	1.21	0.70	-1.98	0.01	-0.83	-0.25
Restructuring charges	0.11	0.07	0.05	1.88	0.82	0.71	0.30
Amortization and write-downs of acquired intangibles	0.16	0.11	0.05	0.37	0.21	0.14	0.06
Earnings (loss) per share (non-IRFS)	-0.40	1.39	0.80	0.27	1.04	0.02	0.11

Free cash flow and free cash flow excluding M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow excluding M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2019			2018
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	6,989	3,623	5,765	4,287	2,040	1,442	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,231	-1,098	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	122	184	232	57	102	52	123
Product development	-313	-446	-457	-195	-151	-325	-254
Other investing activities	-56	-36	-165	-96	-190	-398	161
Free cash flow excluding M&A	5,511	2,227	4,061	2,973	713	-180	747
Acquisitions/divestments of subsidiaries and other operations, net	-466	3	299	20	-425	-431	-449
Free cash flow	5,045	2,230	4,360	2,993	288	-611	298

	2019			2018
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	16,377	9,388	5,765	9,342	5,055	3,015	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-3,643	-2,412	-1,314	-3,975	-2,895	-1,807	-856
Sales of property, plant and equipment	538	416	232	334	277	175	123
Product development	-1,216	-903	-457	-925	-730	-579	-254
Other investing activities	-257	-201	-165	-523	-427	-237	161
Free cash flow excluding M&A	11,799	6,288	4,061	4,253	1,280	567	747
Acquisitions/divestments of subsidiaries and other operations, net	-164	302	299	-1,285	-1,305	-880	-449
Free cash flow	11,635	6,590	4,360	2,968	-25	-313	298

51	Ericsson | Third quarter report 2019	Alternative performance measures